CANARY WHARF

GROUP PLC

04 MAR 29 AM 7:21

82-4997

[redacted]

04010927

JRG/AM/2849
22 March 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
USA

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

SUPPL

Dear Ladies and Gentlemen

Canary Wharf Group plc – Submission Pursuant to Rule 12g3-2(b) under The Securities Exchange Act of 1934 ('Exchange Act')

We furnish herewith a supplement to our initial submission pursuant to Rule 12g3-2(b) of the Exchange Act, submitted to the Securities and Exchange Commission (the 'SEC') on August 11, 1999 consisting of two copies of a document lodged with the UKLA, notifications of major interests in shares, offer updates and update on letting.

The information and documents furnished pursuant to Rule 12g3-2(b) of the Exchange Act shall not be deemed to be filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Any questions with regard to the enclosed submission may be addressed to the undersigned at 011-44-20-7418-2312.

Yours sincerely

dlw 3/30

J R Garwood
Group Company Secretary

04 MAR 29 AM 7:21

CANARY WHARF GROUP PLC

EXTRAORDINARY GENERAL MEETING

At the Extraordinary General Meeting of Canary Wharf Group plc (the "Company") duly convened and held on 22 March 2004 the following resolution was passed on a poll, the result of which, has been announced via a Regulatory Information Service provider:

ORDINARY RESOLUTION

IT WAS RESOLVED:

THAT the proposed investment by Canary Investments S.à.r.l. in CWG Acquisition Holdings Limited and the proposed management and consultancy arrangements relating to Mr Paul Reichmann, in each case on the terms described in the circular to shareholders of the Company dated 5 March 2004, be approved.

JRGarwood

J R Garwood
Company Secretary

CANARY WHARF GROUP PLC

EXTRAORDINARY GENERAL MEETING

At the Extraordinary General Meeting of Canary Wharf Group plc (the "Company") duly convened and held on 22 March 2004 the following resolution was passed on a poll, the result of which, has been announced via a Regulatory Information Service provider:

ORDINARY RESOLUTION

IT WAS RESOLVED:

THAT the proposed investment by Canary Investments S.à.r.l. in CWG Acquisition Holdings Limited and the proposed management and consultancy arrangements relating to Mr Paul Reichmann, in each case on the terms described in the circular to shareholders of the Company dated 5 March 2004, be approved.

J R Garwood
Company Secretary

Canary Wharf Group - Result of EGM & Offer Update

RNS Number:7991W
Canary Wharf Group PLC
22 March 2004

CANARY WHARF GROUP PLC

RESULT OF EXTRAORDINARY GENERAL MEETING

OFFER UPDATE

Following a poll conducted at the Extraordinary General Meeting of Canary Wharf Group plc ("Canary Wharf" or the "Company") held on 22 March 2004, the resolution to approve the proposed investment by Canary Investments S.a.r.l. in CWG Acquisition Holdings Limited and the proposed management and consultancy arrangements relating to Mr Paul Reichmann, as described in a circular sent to shareholders on 5 March 2004, was approved.

The details of the votes cast in the poll are set out below:

In favour of the resolution	199.9 million (69.4% of those votes cast)
Against the resolution	88.2 million (30.6% of those votes cast)

The resolution relates to an offer for the Company from CWG Acquisition Limited ("CWGA") of 275 pence per Canary Wharf share (the "CWGA Offer"). Although the Independent Committee of Canary Wharf recommended shareholders to vote in favour of the resolution, it has not recommended shareholders to accept the CWGA Offer, which compares with the recommended offer of 292 pence from Silvestor UK Properties Limited (the "Silvestor Offer") announced on 19 March 2004. The Silvestor Offer will continue to be implemented by way of a scheme of arrangement. It is expected that documentation relating to the Silvestor Offer and re-convening the Court Meeting and Extraordinary General Meeting will be posted to Canary Wharf shareholders shortly.

Pursuant to paragraphs 9.31 and 9.32 of the Listing Rules, Canary Wharf confirms that two copies of the ordinary resolution passed at the Extraordinary General Meeting have been submitted to the UK Listing Authority. The documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

Tel: 020 7676 1000

Lazard Tel: 020 7187 2000

(Financial adviser to the Independent Committee of Canary Wharf)

William Rucker

Maxwell James

Cazenove Tel: 020 7588 2828

(Financial adviser to the Independent Committee of Canary Wharf and joint broker to Canary Wharf)

Duncan Hunter

Richard Cotton

Credit Suisse First Boston Tel: 020 7888 8888

(Joint broker to Canary Wharf)

George Maddison

Richard Crawley

Brunswick Tel: 020 7404 5959

(Public relations adviser to Canary Wharf)

James Bradley

Fiona Laffan

Lazard & Co., Limited ("Lazard") is acting for Canary Wharf and no one else in connection with the CWGA Offer (including the Investment Proposal, the Management Consultancy Proposal and the Warrant Proposals) and the Silvestor Offer and will not be responsible to anyone other than Canary Wharf for providing the protections afforded to clients of Lazard or for providing advice in connection with the CWGA Offer or the Silvestor Offer.

Cazenove & Co, Ltd ("Cazenove") is acting for Canary Wharf and no one else in connection with the CWGA Offer (including the Investment Proposal, the Management Consultancy Proposal and the Warrant Proposals) and the Silvestor Offer and will not be responsible to anyone other than Canary Wharf for providing the protections afforded to clients of Cazenove or for providing advice in connection with the CWGA Offer or the Silvestor Offer.

Credit Suisse First Boston ("CSFB") is acting for Canary Wharf and no one else in connection with the CWGA Offer (including the Investment Proposal, the Management Consultancy Proposal and the Warrant Proposals) and the Silvestor Offer and will not be responsible to anyone other than Canary Wharf for providing the protections afforded to clients of CSFB or for providing advice in connection with the CWGA Offer or the Silvestor Offer.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Canary Wharf Group - Interim Results

RNS Number:6168W
Canary Wharf Group PLC
17 March 2004

17 March 2004

ANNOUNCEMENT OF RESULTS
SIX MONTHS ENDED 31 DECEMBER 2003

HIGHLIGHTS

	Notes	Unaudited Six months ended 31 December 2003	Unaudited Six months ended 31 December 2002	Change
		£m	£m	%
Turnover - rents and service charges		163.1	120.8	35.0
Exceptional items:				
- amortisation of investment in own shares		-	(2.8)	
- bid costs		(10.7)	-	
Operating profit		105.7	78.4	34.8
Exceptional items:				
- deferred consideration on sale of subsidiary undertaking		-	2.9	
- net profit on sale of property		69.8	-	
Profit before interest including exceptional items		175.5	81.3	
Net interest payable excluding exceptional items		(116.2)	(76.3)	
Exceptional item:				
- charges relating to repayment of securitised debt		(56.5)	-	
Profit for the financial period before taxation		2.8	5.0	
Profit for the financial period before taxation excluding exceptional items		0.2	4.9	
(Loss)/profit for the financial period after taxation		(0.3)	4.9	
Special dividend		-	(372.8)	
Basic earnings per share		(0.1)p	0.8p	
Diluted earnings per share		(0.5)p	0.8p	

	Notes	Unaudited at 31 December 2003	Restated Audited at 30 June 2003	Change
		£m	£m	%
Investment properties	(1)	4,175.4	4,182.8	
Properties under construction and properties held for development	(2)	487.0	1,133.0	
Net debt		(2,972.4)	(3,680.9)	
Other net liabilities		(24.7)	(127.2)	
Net assets		1,665.3	1,507.7	10.5
Net assets at net book value after adding back deferred tax provision		1,716.3	1,555.6	
Properties under construction and properties held for development	(3)			
- at Market Value		614.5	1,581.0	

- at present value of Net Realisable Value		996.6	2,305.1	
Net Asset Value per share based on Market Value excluding deferred tax	(4)	£3.15	£3.12	1.0
Fully diluted Net Asset Value per share based on Market Value excluding deferred tax	(4)	£3.15	£3.12	1.0

(1) The interim results include adjustment for revaluation of investment properties. The net revaluation surplus, after UITF 28 adjustments, was £157.2 million including £176.5 million attributable to properties completed in the period.

(2) Properties under construction and properties held for development stated at cost.

(3) Refer to 'Business Review - Valuations' of the announcement for an explanation of the basis of valuation.

(4) Refer to 'Business Review - Balance Sheet' of the announcement for an explanation of the basis of calculation.

AT 31 DECEMBER 2003:

* The group's investment portfolio totalling 8.8 million sq ft was 86.7% let.

* Two buildings were under construction totalling 1.0 million sq ft of which 65.9% let after allowing for the exercise of options to sub-let space back to the group.

* The surplus on revaluation of the three investment properties completed in the period was £176.5 million.

* The Market Value of the property portfolio was £5,104.8 million against £5,811.5 million at 30 June 2003, an increase of 1.2% disregarding additions and disposals in the period and UITF 28 adjustments.*

* Net asset value, after adding back the provision for deferred tax, was £1,716.3 million at 31 December 2003 compared with £1,555.6 million at 30 June 2003.

* Adjusted net asset value per share (based on Market Value) was £3.15 against £3.12 at 30 June 2003.**

* Refer to 'Business Review - Valuations' of the announcement for an explanation of the basis of valuation.

** Refer to 'Business Review - Balance Sheet' of the announcement for an explanation of the basis of calculation.

DURING THE PERIOD:

* The disposal of two properties for proceeds of £1,112 million generated net proceeds of £237 million and a profit of £69.8 million.

* The proceeds from the disposal of property contributed to a reduction in net debt from £3,680.9 million at 30 June 2003 to £2,972.4 million at 31 December 2003.

* Construction was completed on three properties, comprising 25-30 Bank Street (1,023,300 sq ft fully let to Lehman Brothers subject to a leaseback of 100,800 sq ft for 5 years and 102,100 sq ft for 10 years), 10 Upper Bank Street (1,000,400 sq ft fully let to Clifford Chance subject to the leaseback of 52,500 sq ft for 5 years and 52,100 sq ft for 10 years) and the Jubilee Place Retail Centre (89,900 sq ft let to various tenants including Marks & Spencer).

* In September 2003 a finance lease in a gross amount of £753.5 million was entered into in respect of 1 Churchill Place generating net proceeds of £299 million.

RECENT EVENTS:

* In January 2004 the group repaid £901.3 million of notes from its second securitisation including £25 million of notes held by the group.

CONTACTS:

Wendy Timmons
Head of Corporate Communications

Canary Wharf Group plc
Telephone: 020 7418 2000

A copy of the Interim Statement will be sent to shareholders and copies will be made available to the public on request to the Company Secretary at the registered office, One Canada Square, Canary Wharf, London E14 5AB.

The information in this announcement, which was approved by the board of directors on 16 March 2003, does not comprise statutory accounts within the meaning of the Companies Act 1985.

CHAIRMAN'S AND CHIEF EXECUTIVE'S STATEMENT

Introduction

As you will be aware, Canary Wharf Group plc is in the midst of a bid process. This is expected to be resolved in the near future and the process is the subject of announcements by the Independent Committee of Directors which comments separately on such matters.

We are pleased to report, however, that the underlying business of Canary Wharf is doing well and we are making important progress in several key areas.

Leasing

In September 2003 we announced that terms had been agreed with Reuters for the lease of approximately 283,000 sq ft of space in 30 The South Colonnade. The formal exchange of contracts has now been completed. Reuters will take over the entire building in the Spring of 2005.

Following agreement on heads of terms in September 2003, formal contracts were also exchanged with BP's Integrated Supply and Trading Division (BP IST) for the lease of part of 20 Canada Square. The lease agreement is for 140,500 sq ft on floors 1, 2 & 3 and part of floor 4 of the building. BP IST also have an option to take additional space in this building.

In December 2003 we leased 18,000 sq ft to Goldenberg, Hehmeyer & Co in 50 Bank Street and in September 2003 13,500 sq ft was leased to the European Medical Evaluation Agency, an existing tenant in 7 Westferry Circus.

Our latest retail offering of 89,900 sq ft in Jubilee Place mall opened on 18 September 2003. It is now fully let and contains 38 units anchored by Marks and Spencer and is home to a wide variety of new fashion shops.

The Reuters and BP transactions are confirmation that there is an improvement in the level of leasing activity at Canary Wharf. In our view headline rent levels have stabilised although inducement packages in both the City and Canary Wharf continue to reflect the current over supply in the market. We remain optimistic about improvement in the London market and more particularly the attractiveness of Canary Wharf to tenants.

Disposal of Completed Buildings

In December 2003, shareholders approved the sale to The Royal Bank of Scotland for £1.1 billion of 25 Canada Square, occupied by Citibank, and 5 Canada Square, leased to CSFB and partly occupied by Bank of America. Such disposals are part of the company's strategy to selectively sell completed buildings and use the resulting proceeds to reduce debt and strengthen the balance sheet.

Disposal of Takeover Properties

As part of the transaction with Reuters the freeholds of Reuters' current headquarters at 85 Fleet St and St Brides House were acquired at an approximate price of £32.5 million. Following the freehold acquisitions and after an extensive marketing campaign we have recently agreed to sell these properties to UBS for a total consideration of £30 million. The sale of these properties was envisaged as part of the overall inducement package agreed with Reuters and the price achieved was well within the level estimated at the time of the initial agreement with Reuters.

Reduction of Overhead

We are well into a planned reduction in construction personnel. From a peak of 580 the number of construction employees will be reduced to about 200 by mid 2004. Further reductions will occur as the construction programme currently under way is completed. Along with these reductions, reductions in the level of corporate overheads are also underway.

Financial Review

Turnover increased from £120.8 million for the six months ended 31 December 2002 to £163.1 million for the six months ended 31 December 2003, a rise of 35.0%, driven by the recognition of rent on recently completed buildings. Net property income (gross profit) increased by £34.3 million to £131.8 million over the same period.

In December 2003 the group concluded the sale of 5 Canada Square and 25 Canada Square for £1,111.9 million which generated additional liquidity for the group of approximately £237 million and an exceptional profit on disposal of £69.8 million. In conjunction with the sale of these two buildings the group repaid £901.3 million of notes from its second securitisation in January 2004 (including £25.0 million of notes held by the group). As a result of this repayment of debt, £44.1 million of prepayment fees and breakage costs relating to hedging instruments were incurred and prior year deferred financing costs of £12.4 million were written off. These charges were accrued at 31 December 2003 and charged to the profit and loss account as an exceptional item.

Excluding exceptional items, the group recorded a profit before tax of £0.2 million for the six months ended 31 December 2003, a reduction in profit before tax of £4.7 million against the comparable period last year, which was primarily attributable to the fact that net interest payable, before the exceptional charge referred to above, increased by £39.9 million in comparison with the increase of £34.3 million in net property income. After exceptional items the group recorded a profit before tax for the six months ended 31 December 2003 of £2.8 million in comparison with £5.0 million for the six months ended 31 December 2002. The profit for the period of £2.8 million reflects the exceptional profits and charges relating to the sale of 5 Canada Square and 25 Canada Square as well as costs totalling £10.7 million in respect of the potential acquisition of the group by a third party.

Net assets increased from £1,507.7 million (as restated - see Business Review) at 30 June 2003 to £1,665.3 million at 31 December 2003. The increase of £157.6 million was primarily attributable to the revaluation of newly completed properties by £176.5 million offset by a reduction in the carrying value of the group's other investment properties by £19.3 million, resulting in a total revaluation surplus of £157.2 million.

Capital Structure

At 31 December 2003 net debt stood at £2,972.4 million in comparison with £3,680.9 million at 30 June 2003, a fall of £708.5 million. The reduction in net debt was primarily driven by two transactions in the period. In September 2003 the group entered into a finance lease transaction in relation to 1 Churchill Place which generated additional liquidity for the group of £299 million as well as providing £205 million for the completion of the building. As noted above, the sale of 5 Canada Square and 25 Canada Square in December 2003 generated additional liquidity of approximately £237 million. The group had free cash at 31 December 2003 of £665.5 million.

Construction

During the six months to 31 December 2003, 25-30 Bank Street, the 1.02 million sq ft building let to Lehman Brothers, and 10 Upper Bank Street, a 1.0 million sq ft building let to Clifford Chance, were both completed. The Jubilee Place mall also opened on schedule in September 2003. This retail mall is now linked to the five office buildings on Heron Quays and also to the remainder of the retail premises via a new underground link to the Jubilee Line Station. A new link from the Jubilee Line station leading to the Canada Square shopping mall is expected to open in April 2004 at the same time as the opening of the eastern entrance to the Jubilee Line station.

The remaining building currently under construction is the 1.0 million sq ft Barclays headquarters building at 1 Churchill Place which is on track for completion in July 2004, along with 24,000 sq ft of retail space at Churchill Place. When completed the Barclays building will bring the completed Canary Wharf estate to a total of 14.1 million sq ft of which the group will own 9.9 million sq ft.

Central London Office Market Overview

Supply

Overall, Central London office supply rose only marginally in the final quarter of 2003 to approximately 27.5 million sq ft. Looking at the individual sub-markets, the availability in the City market now amounts to 15 million sq ft, representing a vacancy rate of 13.7%. In Docklands availability rose to 2.2 million sq ft, bringing the vacancy rate to 12.1%. Availability in the West End increased less than the other sub-markets, recording a vacancy rate of 11.6% or

10.3 million sq ft. At Canary Wharf, the current vacancy rate of space that is directly in the control of the group has reduced to 11.7% or 1.03 million sq ft. Following completion of the Barclays building in July 2004, in the absence of further lettings, the vacancy rate could increase to 14.1% or 1.39 million sq ft.

At the end of 2003 almost 25% of supply across Central London was in new space. Although the delivery of new accommodation to the market through the development pipeline has now started to slow, with far fewer speculative completions expected in 2004 than experienced over the last few years, availability levels are still likely to reach their peak in mid 2004.

Take-up and Demand

The limited number of large unit transactions over the course of the year inevitably impacted on total take-up levels. Take-up across Central London totalled 8.6 million sq ft during 2003, the lowest annual total in over a decade, which itself was significantly below the 20 year average of 11.6 million sq ft.

Whilst in the short-term it appears that only those with an absolute need to move are doing so, increased levels of recorded demand, in combination with recent improved financial and economic indicators, underpin increasing optimism in the market for the medium-term.

At Canary Wharf in particular, with the improvement in the financial markets we are seeing further evidence of occupiers expanding. Barclays Capital has acquired 100,000 sq ft from Credit Suisse First Boston in 10 The South Colonnade. Additionally, Credit Suisse First Boston have taken off the market the 250,000 sq ft of surplus floor space they were marketing at 5 Canada Square.

Rents

Given the continued lack of transactional evidence at the top end of the market, it has become increasingly difficult to place a precise value on prime rents in the City and West End. At the end of the fourth quarter Knight Frank quoted prime rents in the City at £45 per sq ft, down from £55 per sq ft at the end of 2002, with further softening expected into 2004. Rental values in the West End have also continued to soften over the course of 2003, standing at £62.50 per sq ft at the end of the year.

At Canary Wharf, as stated above, we have successfully closed a number of transactions during the past 6 months. On single floor, sub 20,000 sq ft lettings, the headline rents achieved on the EMEA and Goldenberg, Hehmeyer & Co lettings were £37 per sq ft and £40 per sq ft respectively. The Reuters transaction, which was signed on a phase 1 building completed in 1991, achieved a headline rent of £35 per sq ft. The BP IST transaction in 20 Canada Square, a newly constructed building completed in January 2003, achieved a headline rent of £38 per sq ft. At Canary Wharf we have seen total inducements range from 30-36 months on 15 year leases and 24-28 months on 10 year leases. This is consistent with the City where it is now believed that rent free periods in the City have reached their maximum at circa 33-36 months on a standard 20,000 sq ft unit and a 15 year lease.

We are also pleased to report that the outstanding Daily Telegraph rent review has been settled by mutual agreement at a net effective rent of £38.20 per sq ft.

Conclusion

The past six months have continued to be a difficult and unsettling time for all staff. We would like to express our thanks to staff for their continuing commitment, which has been reflected in the progress made in our core activities. Through their efforts the Company is well placed to take advantage of any improvement in market conditions and shareholders are in a strong position from which to consider any proposal arising out of the bid process.

------------------------------ ------------------------------------

Sir Martin Jacomb
ACTING CHAIRMAN

George Iacobescu
CHIEF EXECUTIVE OFFICER

BUSINESS REVIEW

Property Portfolio

As at 31 December 2003, the investment properties in the group's ownership

(totalling 8.8 million sq ft net in 21 buildings) were 86.7% let and a further two buildings (totalling 1.0 million sq ft net) were under construction, of which 65.9% is covered by agreements for lease after allowing for the exercise of options to sub-let space referred to in the table in Note 14.

During the six month period to 31 December 2003 the group completed construction of three properties all of which were retained as investment properties. 25-30 Bank Street is a 1,023,300 sq ft building which was let in its entirety to Lehman Brothers subject to the lease-back of 100,800 sq ft for 5 years and 102,100 sq ft for 10 years. 10 Upper Bank Street is a 1,000,400 sq ft building which was let in its entirety to Clifford Chance subject to options to lease back 52,500 sq ft for 5 years and 52,100 sq ft for 10 years. As a result of this lease to Clifford Chance the group acquired a sub-leasehold interest in 200/202 Aldersgate Street (Note 11). Jubilee Place Retail Centre is an 89,900 sq ft retail building, which is 99.4% let to tenants, including Marks & Spencer, French Connection and Reiss.

In December 2003 the group disposed of 5 Canada Square and 25 Canada Square. 5 Canada Square is a 515,100 sq ft building let in its entirety to CSFB and 25 Canada Square is a 1,223,500 sq ft building which was let in its entirety to Citigroup. The consideration for the disposal was £1,111.9 million in comparison with a market value at 30 June 2003 of £1,017.0 million. The sale of the buildings generated a profit on disposal of £69.8 million after allowing for the write-off of unamortised lease incentives accounted for in accordance with Urgent Issues Task Force Abstract 28 (Lease Incentives) ('UITF 28') and expenses of sale. The profit on disposal has been treated as an exceptional item in the profit and loss account for the six months ended 31 December 2003.

The group's properties are under lease to high quality tenants which provide a diversified income stream. At 31 December 2003 the weighted average unexpired lease term for the total office portfolio (built and under construction) was approximately 22.0 years (or 18.7 years assuming exercise of all outstanding break options and those sub-let options which could be for the remaining term of the leases). Of the square footage under lease 69% does not expire or cannot be terminated by tenants during the next ten years.

The group has achieved a number of lettings since 30 June 2003. On 23 September 2003 an agreement with the European Medicines Evaluation Agency ('EMEA') was entered into to lease 13,500 sq ft at 7 Westferry Circus. This space was previously subject to a sub-lease from CSFB. The new lease, which is subject to a 21 month rent-free period, will run concurrently with EMEA's existing leases, due to expire in December 2014.

On 12 December 2003 an agreement for lease was concluded with Goldenberg Hehmeyer & Co to lease the 18,000 sq ft third floor in 50 Bank Street. The lease is for a 15 year term with a break at year 10.

On 9 February 2004 the group announced that it had signed agreements for lease for the pre-let to Reuters of approximately 283,000 sq ft of space in the building at 30 The South Colonnade, presently let to London Underground Limited ('LUL') until April 2004. Reuters will take the entire building in May 2005 as their headquarters. Reuters will lease 239,000 sq ft on a 15 year lease and an additional 44,000 sq ft on a separate lease with a break exercisable at year 5, upon payment of a 1.5 year rental penalty, and a further break at year 10. After LUL vacate the building the group will, at its own expense, carry out upgrades to the value of £3 million.

As part of this transaction the group has granted to Reuters a rent-free period of approximately 12 months equal to the value of the Category A works and in addition has agreed to take over three of Reuters' leasehold properties. These properties are expected to represent an exposure equivalent to approximately 2.5 years rent-free at 30 The South Colonnade. The group also acquired the freeholds of Reuters' current headquarters at 85 Fleet Street and St Bride's House for a combined consideration of approximately £32.5 million subject to a short lease back of the headquarters building at a rent of approximately £1.6 million per annum. On 5 March 2004 the two properties were sold for a combined consideration of £30.0 million generating a loss on disposal after stamp duty and other expenses of £2.6 million. The sale of these properties was envisaged as part of the overall inducement package agreed with Reuters and the price achieved was well within the level estimated at the time of the initial agreement with Reuters. The loss will be treated as a lease incentive and accounted for in accordance with UITF 28.

On 26 February 2004 the group announced that it had agreed to lease 140,500 sq ft to BP's Integrated Supply and Trading division ('BP-IST') in 20 Canada Square on a 20 year term with a tenant only break at years 10 and 15 at a rent of £38 per sq ft. There is a rent free period of 24 months and a Category A fitout allowance of £48.75 per sq ft. BP-IST have an option on an additional 30,800 sq ft exercisable up until 1 April 2004. If exercised BP-IST will acquire a break right only exercisable at the end of year 5 of the term, upon payment of a one year rental penalty. In addition should BP-IST exercise this option it will

acquire an additional option of 40,900 sq ft exercisable up until 1 September 2004. Subject to BP-IST exercising both of these options, it will acquire an additional option on 47,000 sq ft exercisable until 1 November 2004.

Following the completion of the three properties referred to above, two properties remained under construction at 31 December 2003 which, upon completion, it is intended will be held as investment properties. These comprised the following:

Property Address	Approx. Net Internal Area (sq ft)	Expected Completion Date	Status
1 Churchill Place (BP1)	1,010,000	July 2004	Agreed to be leased to Barclays subject to option to lease back 65,300 sq ft for 5 years, 129,500 sq ft for 10 years and 133,700 sq ft for 15 years.
Churchill Place Retail Centre (RT4)	24,400	July 2004	Unlet
	1,034,400		

As well as the properties under construction referred to above, the group is continuing substructure works on the remaining sites on Canary Wharf as a preliminary to development. In connection with this work, buildings DS3 (650,000 sq ft) and BP2 (200,000 sq ft) are being constructed to street level.

Uncommitted development sites on the original Canary Wharf site could accommodate a total of 1.5 million sq ft. In addition development sites at North Quay and Riverside which are adjacent to the existing completed parts of the estate allow development of 2.1 million sq ft net based on existing planning applications. Applications have been made to modify and increase the permitted density to 4.2 million sq ft, but construction of new buildings will only commence as and when market conditions allow.

Valuations

The net assets of the group, as stated in its consolidated balance sheet as at 31 December 2003, were £1,665.3 million. In arriving at this total:

(i) properties held as investments were carried at £4,175.4 million, which represents the Market Value of those properties of £4,490.3 million at that date as determined by the group's external valuers, FPDSavills or CB Richard Ellis, less an adjustment of £314.9 million for tenant incentives as required by UITF 28.

(ii) properties under construction and properties held for development, shown as fixed assets, were carried at £250.6 million and £236.4 million respectively, representing their cost to the group.

The surplus arising on the revaluations at 31 December 2003 of £157.2 million comprises the following:

(i) a surplus of £176.5 million on the completed properties transferred to investment properties; and

(ii) a reduction of £19.3 million in respect of investment properties held throughout the period. This represents an uplift in their Market Value of £12.9 million offset by a reduction of £32.2 million arising from the treatment of rent-free incentives which are deducted from the valuations in the Interim Statement. A deduction for the rent-free incentives was not made at 30 June 2003. The previous application of UITF 28 has resulted in potential double counting between the inclusion in the balance sheet of investment properties at Market Value and accrued rental income in respect of rent-free periods. In order to avoid this, the amount accrued as rental income has been deducted from the carrying value of investment properties and the group's auditors concur with this change in approach. Had this approach been adopted at 30 June 2003, the carrying value of investment properties would have been reduced by £39.0 million to £4,143.8 million. Of the £39.0 million, £20.2 million related to 5 and 25 Canada Square which has been deducted in calculating the profit on disposal of these buildings of £69.8 million.

As well as valuing the investment properties, FPDSavills or CB Richard Ellis have valued all properties under construction, comprising those properties set

out in the table above. The Market Value of properties under construction at 31 December 2003 was £374.5 million in comparison with a carrying value for accounts purposes of £250.6 million. In valuing the properties under construction, the valuers have allowed for estimated costs to complete including fit-out. In addition they have allowed for letting, disposal and marketing costs.

As regards properties held for development, the valuers have provided a joint opinion as at 31 December 2003 that the Market Value was £240.0 million in comparison with a carrying value for accounts purposes of £236.4 million. In valuing the properties held for development, the valuers have allowed for estimated costs to complete, including an allowance for fit-out. In addition they have allowed for letting, disposal, marketing and financing costs. The Market Value of £240.0 million represents a reduction of 6.8% excluding additions from the Market Value at 30 June 2003, which reflects a longer development horizon and consequently a larger allowance for developer's profit.

Excluding additions in the six months to 31 December 2003, and allowing for the disposal of 5 Canada Square and 25 Canada Square, the valuation of the property portfolio on the basis of Market Value (and prior to any adjustments for UITF 28) increased by £60.9 million or 1.2%.

As noted in the Property Portfolio section, there are a number of properties which are subject to sub-let options. These options are summarised in the table in Note 14 and are taken into account in the valuations.

At the same time as providing their opinion of the Market Value of properties under construction or held for development, the valuers were also instructed to give their opinion of the present value of the Net Realisable Value of such properties. Net Realisable Value is defined in SSAP 9 (Stocks and Long-term Contracts) as 'the actual or estimated selling price (net of trade but before settlement discounts) less: (a) all further costs to completion; and (b) all costs to be incurred in marketing, selling and distributing'. This same definition of Net Realisable Value is reproduced in Practice Statement 21 of the RICS Manual 'Valuations of Trading Stock and Work in Progress, including Land and Buildings'. The Net Realisable Value of the group's properties under construction and properties held for development comprises an assessment of the total value to the group, arising from owning and developing those properties, being the aggregate of:

(a) the Market Value of the land;

(b) developer's profit;

(c) the effect on value of EZAs; and

(d) finance holding costs on the site value (and other minor items) arising from the fact that the land is already in the ownership of the group.

Thus, Net Realisable Value allows consideration to be given to the enhancement in value to the group arising from (b), (c) and (d) which do not form part of the Market Value of the properties' existing state.

The approach adopted by the valuers in arriving at the present value of the Net Realisable Value at 31 December 2003 was consistent with that adopted at 30 June 2003. At 31 December 2003 the valuers adopted a discount rate of 6.8%, which represents a notional cost of borrowing equal to 2% above the 10-year gilt rate. This compares with a rate adopted at the previous year end of 6.15%.

On the basis outlined above, the valuers' opinion of the present value of the Net Realisable Value of the properties under construction at 31 December 2003 was £399.6 million. Their joint opinion of the present value of the Net Realisable Value of properties held for development at that date was £597.0 million in comparison with £620.0 million at 30 June 2003, a reduction of 5.6% after additions, reflecting an increase in the discount rate.

The carrying value of the group's properties for accounts purposes in comparison with the supplementary valuations provided by the external valuers is summarised in the table below:

	31 December 2003			30 June 2003		
	Carrying Value	Market Value in Existing State	Present Value of Net Realisable Value	Carrying Value	Market Value in Existing State	Present Value of Net Realisable Value
	£m	£m	£m	£m	£m	£m

Investment properties	4,175.4 (1)	4,490.3(2)	4,490.3 (4)	4,182.8(1)	4,230.5(2)	4,230.5(4)
Properties under construction	250.6	374.5 (3)	399.6	909.2	1,336.0 (3)	1,685.1
Properties held for development	236.4	240.0	597.0(5)	223.8	245.0	620.0 (5)
Total	4,662.4	5,104.8	5,486.9	5,315.8	5,811.5	6,535.6

Notes:
(1) The carrying value of investment properties represents Market Value less an adjustment for UITF 28. This adjustment has not been made to the columns headed Market Value in Existing State or the Present Value of Net Realisable Value.
(2) Stated at Market Value in existing state before adjustment for UITF 28. The UITF 28 adjustment attributable to investment properties at 31 December 2003 was £314.9 million (30 June 2003 - £47.7 million).
(3) Stated at Market Value in existing state before adjustment for UITF 28. At 30 June 2003, the UITF 28 adjustment attributable to properties under construction which reached practical completion subsequent to the year end was £179.0 million.
(4) Investment properties stated at Market Value excluding adjustment for UITF 28 and any potential value attributable to EZAs.
(5) Interests in Heron Quays West included at Market Value of £15.0 million.

Taxation

Property development is carried out by the group's development companies each of which is a trading company for tax purposes. The trading companies realise development profits for tax purposes on the sale of each property either to a group property investment company (which profit is eliminated in the consolidated accounts) or to a third party. This profit is broadly equivalent to the difference between the Market Value of the property on the date of sale and the cost to the group of constructing the building. If the group property development company does not sell the property immediately on completion, until it does so the property is treated as trading stock for the purposes of its own financial statements but will be shown as an investment property in the consolidated balance sheet, unless it is intended to sell the property to a third party when it will be shown as trading stock.

On the transfer of completed properties to a group investment company, the group becomes eligible to claim EZAs. For properties held within the group, the EZAs are available as an initial allowance of up to 100% in the year the qualifying expenditure is incurred by the investment company, or up to 25% as a writing down allowance if claimed in subsequent accounting periods. For group investment companies purchasing properties directly from the group property development companies, the expenditure which qualifies for EZAs is based on the property's Market Value at the time of its transfer to the group property investment company, less a disallowance for the value of land and other non-qualifying expenditure. EZAs can be claimed by the group, when required, to shelter taxable profits as they arise including trading profits in the property development companies on the transfer of completed buildings once the accumulated trading losses have been fully utilised. The group may claim any remaining available EZAs to shelter future operating profits when necessary.

In arriving at a Market Value of the properties in the consolidated balance sheet, the value of all completed properties is included in investment properties. This Market Value, summarised in the table above, ignores any potential value attributable to EZAs. The Group also instructed its valuers to assess the Market Values of the properties inclusive of EZAs and has been advised that the uplift in the Market Value of the group's properties attributable to EZAs is in the region of £351.6 million (30 June 2003 - £525.0 million). The reduced uplift in value at 31 December 2003 in comparison with that at 30 June 2003 is largely attributable to the sale of 5 Canada Square and 25 Canada Square in December 2003 and the completion of a finance lease transaction on 1 Churchill Place in September 2003 (Note 10). This was offset by the benefit of revaluing properties which reached completion in the period.

The uplift in value in comparison with Market Value represents the valuers' assessment of the additional amount that a third party purchaser would pay for the property recognising that a purchaser would pay more for a building that ... that does not. However, this amount does

not reflect the value of the EZAs to the group for two reasons.

Firstly, a disposal of any property may trigger a clawback of any EZAs previously claimed by the group which would generate a tax liability. A deferred tax liability has been provided in respect of this and is disclosed in Note 11.

Secondly, if the group were to utilise the EZAs available by way of internal sales of properties, claims for EZAs would be made to shelter the group's taxable profits and thereby mitigate the payment of corporation tax. The value of the EZAs to the group would then be by reference to the net present value of the tax savings. The claiming of EZAs will give rise to a deferred tax liability and so result in no net tax benefit being recognised in the profit and loss account.

In arriving at the Market Value inclusive of the value of EZAs, the group provided the valuers with details of the quantum of EZAs which it expects to be available on all properties that are completed and held on investment account for tax purposes. The Inland Revenue has not yet agreed the quantum of the allowances in all instances as the EZA claims are still in the process of agreement in the ordinary course of dealing with the group's corporation tax affairs. For completed and partly completed properties held on trading account for tax purposes, the valuers made their own assessment of the quantum of EZAs which would be available thereon after making an appropriate disallowance for the value of land and other non-qualifying expenditure.

In the 2003 Budget the Chancellor gave full stamp duty relief on properties in defined 'disadvantaged areas'. This relief covers all of the properties held by the group on Canary Wharf, regardless of value, and consequently the allowance for purchaser's costs in the valuations was reduced from 5.75% at 31 December 2002 to 1.75% at 30 June 2003 and 31 December 2003 to take account of this relief. This concession required approval from the European Commission as State Aid and so is to be reviewed in 2006.

If the group were to dispose of its property portfolio at the Market Value disclosed in this Business Review, which excludes any value attributable to EZAs, a tax liability of £309.1 million would arise after taking account of available losses and provisions. This amount includes tax on trading profits and net capital gains that would arise on sale of properties under construction and properties held for development, including land interests. It does not reflect any amount in relation to capital allowance balancing charges. The maximum reversal of allowances would be £292.1 million. Deferred tax has been provided in respect of this liability and is a component of the £85.4 million deferred tax provision in respect of accelerated capital allowances shown in Note 11. The potential tax liability comprises corporation tax on chargeable gains of £27.2 million and corporation tax on development surpluses of £281.9 million. Capital losses have reduced the corporation tax on chargeable gains by £181.2 million and revenue losses have reduced tax on development surpluses by £18.1 million. In line with FRS 19, the benefit of these losses has not been recognised through the creation of a deferred tax asset in the balance sheet. The total potential tax liability of £309.1 million differs from that in Note 11 because that note relates solely to buildings that are treated as investment properties for consolidated accounts purposes which have been recognised in the balance sheet at their Market Value.

If the group were to dispose of its properties at a value of £351.6 million above their Market Value, being the Market Value inclusive of EZAs disclosed above, the potential tax liability would increase by £94.1 million (30 June 2003 - £147.7 million). The potential uplift in value attributable to EZAs net of the associated tax liability is therefore £257.7 million (30 June 2003 - £377.3 million).

Operating Results

Turnover for the six months ended 31 December 2003 was £163.1 million, against £120.8 million for the six months ended 31 December 2002. Rental income increased from £95.7 million to £133.8 million, an increase of 39.8%. The impact of UITF 28 was to increase rental income by £25.5 million in the six months ended 31 December 2003 (six months ended 31 December 2002 - £9.5 million). Excluding the impact of UITF 28, rental income increased from £86.2 million to £108.3 million, an increase of 25.6%, attributable to the expiry of rent free or rent reduced periods and the commencement of rent on recently completed properties. Service charge income increased from £18.6 million to £22.4 million, an increase of 20.4%, due to the increased level of occupancy on the estate. Miscellaneous income increased from £6.5 million to £6.9 million over the period, reflecting increased insurance rents and the increased provision of tenant specific services (outside of the standard service charge) as occupancy on the estate increased.

Rents payable and property management costs for the six months ended 31 December 2003 were £31.3 million in comparison with £23.3 million for the same period in

increased size of the estate following completion of the Heron Quays and Canada Square buildings over the last year.

For the six months ended 31 December 2003 gross profits were £131.8 million, an increase of £34.3 million over the previous period, attributable to the factors referred to above.

Administrative expenses for the six months ended 31 December 2003 were £16.2 million excluding exceptional costs of £10.7 million in respect of the potential acquisition of the group by a third party. Administrative expenses for the six months to 31 December 2002 were £17.1 million and in addition a charge of £2.8 million was incurred in writing down the carrying value of the group's investment in own shares which was treated as an exceptional item (Note 2).

The directors estimate that administrative expenses of £11.9 million (or approximately 73.5% of the total excluding the exceptional item) for the six months ended 31 December 2003 were attributable to the group's corporate and property investment activities. For the six months ended 31 December 2002 administrative expenses attributable to these activities were estimated at £12.8 million, or 74.9% of the total.

The remainder of administrative expenses are attributable to unallocated overheads associated with the group's development programme which are expensed to the profit and loss account (as opposed to costs directly attributable to and capitalised as part of the cost of particular buildings). For the six months ended 31 December 2003 such unallocated development overheads excluding exceptional items totalled £4.3 million, representing approximately 26.5% of administrative expenses excluding exceptional items. For the six months to 31 December 2002 development overheads totalled £4.3 million or 25.1% of the total.

For the six months ended 31 December 2003 operating profit was £105.7 million, in comparison with a profit of £78.4 million for the six months ended 31 December 2002. Excluding exceptional items, operating profit for the period was £116.4 million in comparison with £81.2 million for the previous period. The improvement in operating profit of £35.2 million is primarily attributable to the increase in turnover.

In the six months ended 31 December 2003 the group recorded a net profit of £69.8 million on disposal of two properties (5 Canada Square and 25 Canada Square). This has been shown as an exceptional item after operating profit in accordance with Financial Reporting Standard 3 (Reporting financial performance).

Net interest payable for the period to 31 December 2003 was £172.7 million, against £76.3 million for the period to 31 December 2002. Included in the six months ended 31 December 2003 was an exceptional charge of £56.5 million incurred in respect of the early repayment of securitised debt in January 2004 (Note 4). Excluding the exceptional charge, the increase in net interest payable of £39.9 million was attributable in part to the payment of a special dividend of £372.8 million on 29 November 2002 and in part to a reduction in capitalised interest as the group's current construction programme approaches completion. For the six months ended 31 December 2003 capitalised interest totalled £17.6 million in comparison with £39.9 million for the equivalent period in 2002.

The profit on ordinary activities after interest for the period was £2.8 million in comparison with a profit of £5.0 million for the equivalent period in 2002. The result for the period ended 31 December 2003 included certain exceptional profits and losses as described above. The result for the period ended 31 December 2002 included £2.9 million of deferred consideration relating to the disposal of certain subsidiary undertakings in 1996 which was treated as an exceptional item. Excluding exceptional items, the profit on ordinary activities after interest for the period was £0.2 million in comparison with a profit of £4.9 million for the comparable period.

Taxation for the period to 31 December 2003, which has been calculated by reference to the anticipated effective tax rate for the year to 30 June 2004, resulted in an increase of £3.1 million in the deferred tax provision in comparison with an increase in provision of £0.1 million in 2002. This provision was entirely attributable to deferred tax following the adoption of Financial Reporting Standard 19 (Deferred Tax) ('FRS 19'). This accounting standard has no effect on cash flow. Moreover, the directors believe it does not reflect the actual tax which may become payable in the future.

The loss for the financial period after taxation for the six months to 31 December 2003 was £0.3 million in comparison with a profit of £4.9 million for the equivalent period in 2002. The reduction in profit was attributable to the increased interest charge for the current period.

Balance Sheet

On the basis of the group's statutory balance sheet, which does not reflect any

revaluation of properties under construction or held for development, net assets at 31 December 2003 were £1,665.3 million in comparison with £1,507.7 million at 30 June 2003 as restated for UITF 38 (Note 1). The increase in Net Asset Value was largely attributable to the revaluation surplus, net of UITF 28 adjustments, of £157.2 million on existing and newly completed buildings, partly offset by the loss for the period of £0.3 million.

Allowing for the revaluation of properties under construction or held for development to Market Value summarised in the table in the Valuations section of the Business Review and adjusting for deferred taxation, the adjusted Net Asset Value per share at 31 December 2003 was as set out in the table below.

	Market Value	
	31 December 2003	Restated 30 June 2003
	£m	£m
Net assets per statutory balance sheet	1,665.3	1,507.7
Add back deferred tax provision	51.0	47.9
Net assets prior to deferred tax provision	1,716.3	1,555.6
Revaluation of property portfolio:		
Properties under construction (1)	123.9	426.8
Properties held for development	3.6	21.2
	1,843.8	2,003.6
UITF 28 adjustment on properties which completed subsequent to the period end (1)	-	(179.0)
Adjusted net assets	1,843.8	1,824.6
Adjusted net assets per share before UITF 28 adjustment(1) (2)	£3.15	£3.42
Adjusted net assets per share (2)	£3.15	£3.12
Fully diluted adjusted net assets per share (3)	£3.15	£3.12

Notes:
(1) Stated at Market Value in existing state. The comparative at 30 June 2003 excludes adjustment for UITF 28 on properties which reached practical completion subsequent to the year end of £179.0 million - shown separately in the table.

(2) Adjusted net assets per share has been calculated by reference to the closing number of shares of 585.0 million (30 June 2003 - 585.0 million).

(3) The fully diluted net asset per share calculation increases adjusted net assets by £187.7 million (restated 30 June 2003 - £187.7 million) and the number of shares by 56.3 million (restated June 2003 - 57.2 million) reflecting the assumed exercise of all outstanding share options and warrants.

In arriving at adjusted Net Asset Value per share the provision recognised in accordance with FRS 19 (Deferred Tax) has been added back. FRS 19 requires, inter alia, provision for deferred tax on capital allowances claimed notwithstanding that no tax would become payable unless the related properties were disposed of. In contrast no provision is required for the tax which would become payable if the group were to dispose of its properties at their revalued amount. This inconsistency in the standard has therefore been reversed in calculating the adjusted Net Asset Value per share.

Borrowings

In September 2003 the group entered into a finance lease transaction in relation to 1 Churchill Place, a property currently under construction. Under the terms of the transaction, when the building reaches practical completion, expected in July 2004, the group will complete the sale of a leasehold interest (with a term of 999 years less 10 days) in the building to a wholly owned subsidiary of Barclays. The group will then immediately accept a 999 year (less 15 days) lease of the building with finance rents payable over a 35 year period. The gross amount of the financing was £753.5 million, of which £743.5 million was received on 30 September 2003 and £10 million is payable on practical completion. The

finance lease rents will be calculated by reference to a notional rate of LIBOR plus 90 basis points ('bps') on the notional amount of principal outstanding under the finance lease. At 31 December 2003 the finance lease is stated at £645.5 million representing the notional principal amount outstanding at that date. The initial proceeds from the finance lease were used in part to repay the construction funding secured against 1 Churchill Place, totalling £105.3 million, and to fund the remaining construction costs of the building. The group's construction facility was cancelled in November 2003.

In January 2004, following the period end, the group repaid £901.3 million of notes from its second securitisation, including £25 million of notes held by the group itself, funded by the proceeds from the sale of 5 Canada Square and 25 Canada Square in December 2003. As a result of the repayment of the notes in January 2004 certain crystallised breakage costs relating to hedging instruments associated with the notes repaid were accrued at 31 December 2003 and charged to the profit and loss account as an exceptional item (Note 4).

An analysis of net debt is given below. The increase in total borrowings from £4,710.0 million to £5,330.3 million reflects the premium received as a result of the 1 Churchill Place finance lease, partly offset by the repayment of the construction loan facility. The increase in total borrowings was accompanied by an increase in cash and term deposits from £1,099.1 million to £2,357.9 million, primarily as a result of the proceeds from the sale of 5 Canada Square and 25 Canada Square and the completion of the 1 Churchill Place finance lease, partly offset by the repayment of the construction loan facility and development expenditure during the period of approximately £274.0 million.

At 31 December 2003, the group's weighted average cost of debt (including credit wraps) was 6.0% (or 5.8% excluding credit wraps) in comparison with 6.2% (including credit wraps) at 30 June 2003 (or 6.0% excluding credit wraps).

At 31 December 2003, net debt (after cash in hand and cash collateral) stood at £2,972.4 million, down from £3,680.9 million at 30 June 2003 comprising:

	At 31 December 2003	At 30 June 2003
	£m	£m
Securitised debt	3,782.1	3,741.4
Loans	310.1	385.6
Finance lease obligations	1,238.1	583.0
Total borrowings	5,330.3	4,710.0
Less: cash collateral for borrowings	(1,691.2)	(751.1)
Less: other cash collateral	(1.2)	(1.2)
	3,637.9	3,957.7
Less: cash deposits	(665.5)	(276.8)
Net debt	2,972.4	3,680.9

Cash flow

Net cash inflow from operating activities for the six months ended 31 December 2003 was £71.9 million in comparison with £87.6 million for the six months to 31 December 2002. An increase in rental income in the period was offset by working capital movements.

Capital expenditure and financial investment for the six months ended 31 December 2003 resulted in a cash inflow of £837.8 million, compared with an outflow of £283.5 million for the six months to 31 December 2002. The period ended 31 December 2003 included proceeds of £1,111.9 million on the disposal of two properties, less development expenditure of £274.0 million in comparison with £286.0 million for the six months ended 31 December 2002. In November 2002 a special dividend totalling £372.8 million was paid.

The financing cash inflow for the six months ended 31 December 2003 was £549.5 million compared with an inflow of £465.5 million for the six months ended 31 December 2002. The period to 31 December 2003 included a finance lease transaction of £635.5 million and drawings under the construction loan facility of £28.5 million before its subsequent repayment (£105.3 million). The cash inflow for the six months ended 31 December 2002 reflected drawings under construction loan facilities and the tap issue on the second securitisation, offset by share buy-backs of £108.1 million.

Segmental reporting

The Interim Statement incorporates disclosure concerning the results and net assets of two segments. The properties in each segment comprise:

Canary I - Those properties in the group's ownership within the original Canary Wharf estate identified at the time of the group's flotation, including the benefit of the agreement with the British Waterways Board concerning the removal of the density cap. The status of these properties at 31 December 2003 was as follows:

	Net Internal Area million sq ft	%
Completed and let	7.7	67.5
Completed and available to let	1.2	10.5
Under construction and pre-let	0.7	6.1
Under construction and available to let	0.3	2.6
Uncommitted development sites	1.5	13.3
Total owned by group	11.4	100.0
Owned by third parties	4.2	
Canary Wharf estate following removal of density cap	15.6	

Canary II - Those properties outside of the original estate which, at 31 December 2003, and subject to obtaining planning consent to increase the approved density, comprised:

	Net Internal Area million sq ft
Uncommitted (based on existing planning permission):	
North Quay	1.4
Riverside South	0.7
	2.1
Applications for increased planning density	2.1
Potential future development (assuming successful application to increase planning density)	4.2

Taking the valuations set out earlier in this section, the Net Asset Value attributable to each segment at 31 December 2003 was as follows:

	Canary I						Canary II				
	Book Value £m		MV £m		NRV £m		Book Value £m	MV £m		NRV £m	
Investment properties	4,175.4	(1)	4,490.3	(2)	4,490.3	(3)	-	-		-	
Properties under construction	250.6		374.5	(2)	399.6		-	-		-	
Properties held for development	82.8		100.0	(4)	315.0	(4)	153.6	140.0	(4)	282.0	(4)
	4,508.8		4,964.8		5,204.9		153.6	140.0		282.0	
Other net liabilities											

Net assets prior to funding	4,485.1	4,626.2	4,866.3	152.6	139.0	281.0
Net debt (external)	(2,972.4)	(2,972.4)	(2,972.4)	-	-	-
Intragroup funding	152.6	152.6	152.6	(152.6)	(152.6)	(152.6)
Net assets	1,665.3	1,806.4	2,046.5	-	(13.6)	128.4

Notes:

(1) The book value of investment properties is Market Value less an adjustment for UITF 28. This adjustment has not been made to the columns headed Market Value ('MV') and Net Realisable Value ('NRV') in the above table.

(2) Stated at Market Value in existing state before adjustment for UITF 28. The UITF 28 adjustment attributable to investment properties at 31 December 2003 was £314.9 million.

(3) Investment properties are stated at Market Value which excludes any adjustment for UITF 28 and potential value attributable to EZAs.

(4) Interests in Heron Quays West included at Market Value of £15.0 million.

The segmental analysis of the group's profit and loss account and balance sheet prior to revaluation of properties under construction and held for development for the period ended 31 December 2003 is set out in Note 3.

For the six months ended 31 December 2003, Canary I recorded a profit before tax of £4.1 million (six months ended 31 December 2002 - £7.0 million).

Canary II recorded a loss before tax of £1.3 million for the six months ended 31 December 2003 (six months ended 31 December 2002 - £2.0 million) attributable entirely to administrative expenses associated with working up proposals for its development sites. Of the total development overheads of £4.3 million for the six months ended 31 December 2003, the directors estimate that £3.0 million was attributable to Canary I and the remaining £1.3 million attributable to Canary II. The directors consider that development overheads attributable to Canary I will in due course reduce to an insignificant level upon completion of the development programme.

Throughout the six month period to 31 December 2003 Canary II was funded by way of an interest free inter-company loan.

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE SIX MONTHS ENDED 31 DECEMBER 2003

Audited Year ended 30 June 2003		Notes	Unaudited Six months ended 31 December 2003	Unaudited Six months ended 31 December 2002
£m			£m	£m
250.3	Turnover - rents and service charges		163.1	120.8
(50.4)	Cost of sales - rents and property management costs		(31.3)	(23.3)
199.9	GROSS PROFIT		131.8	97.5
	Administrative expenses			
(36.4)	- before exceptional items		(16.2)	(17.1)
	Exceptional items:			
-	- bid costs	2	(10.7)	-
(2.8)	- amortisation of investment in own shares	2	-	(2.8)
(39.2)			(26.9)	(19.9)
1.7	Other operating income		0.8	0.8
162.4	OPERATING PROFIT		105.7	78.4
	Exceptional items:			

-	- net profit on sale of properties	8	69.8	-
2.9	- deferred consideration on disposal of subsidiary undertaking	4	-	2.9
45.0	Interest receivable	4	23.2	24.7
	Interest payable			
(223.5)	- before exceptional item	4	(139.4)	(101.0)
-	exceptional item: charges relating to repayment of securitised debt	4	(56.5)	-
(223.5)			(195.9)	(101.0)
(13.2)	PROFIT/(LOSS) FOR THE FINANCIAL PERIOD BEFORE TAXATION		2.8	5.0
3.7	Taxation	5	(3.1)	(0.1)
(9.5)	(LOSS)/PROFIT FOR THE FINANCIAL PERIOD AFTER TAXATION	13	(0.3)	4.9
(372.8)	Dividend	6	-	(372.8)
(382.3)	TRANSFERRED TO RESERVES	12	(0.3)	(367.9)
	Earnings per share:			
(1.6)p	Basic	7	(0.1)p	0.8p
(1.6)p	Diluted	7	(0.1)p	0.8p
	Adjusted - before exceptional items:			
(1.6)p	Basic	7	(0.5)p	0.8p
(1.6)p	Diluted	7	(0.5)p	0.8p

The above results relate to the continuing activities of the group.
The interim results for the six months ended 31 December 2003 were approved by the Board of Directors on 16 March 2004.

UNAUDITED CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES FOR THE SIX MONTHS ENDED 31 DECEMBER 2003

Audited Year ended 30 June 2003		Notes	Unaudited Six months ended 31 December 2003	Unaudited Six months ended 31 December 2002
£m			£m	£m
(9.5)	(Loss)/profit for the financial period after taxation		(0.3)	4.9
151.8	Unrealised surplus on revaluation of investment properties	8	157.2	12.0
142.3	TOTAL RECOGNISED GAINS AND LOSSES RELATING TO THE PERIOD		156.9	16.9

Details of the prior year adjustment arising from adoption of UITF 38 are given in Note 1. The prior year adjustment has no cumulative effect on retained profits.

NOTE OF HISTORICAL COST PROFITS AND LOSSES

Audited Year ended 30 June 2003		Notes	Unaudited Six months ended 31 December 2003	Unaudited Six months ended 31 December 2002
£m			£m	£m

(13.2)	Reported profit/(loss) on ordinary activities before taxation		2.8	5.0
-	Realisation of property revaluation gains of previous years	8	438.8	-
(13.2)	HISTORICAL COST PROFIT/ (LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION		441.6	5.0
(382.3)	HISTORICAL COST PROFIT/ (LOSS) FOR THE YEAR RETAINED AFTER TAXATION AND DIVIDENDS		438.5	(367.9)

UNAUDITED CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2003

*Restated Audited 30 June 2003		Notes	Unaudited 31 December 2003	*Restated Unaudited 31 December 2002
£m			£m	£m
	FIXED ASSETS			
4,182.8	Investment properties	8	4,175.4	3,700.4
909.2	Properties under construction	8	250.6	959.1
223.8	Properties held for development	8	236.4	212.5
5.1	Other tangible fixed assets		4.1	6.8
1.1	Investments		0.8	1.3
5,322.0			4,667.3	4,880.1
	CURRENT ASSETS			
265.7	Debtors: due in more than one year	9	314.9	66.4
141.4	Debtors: due within one year		81.5	183.4
1,029.1	Cash at bank and in hand	10	2,357.9	1,099.1
1,436.2			2,754.3	1,348.9
(427.7)	CREDITORS: Amounts falling due within one year		(1,318.7)	(491.4)
1,008.5	NET CURRENT ASSETS		1,435.6	857.5
6,330.5	TOTAL ASSETS LESS CURRENT LIABILITIES		6,102.9	5,737.6
(4,624.1)	CREDITORS: Amounts falling due after more than one year	10	(4,240.1)	(4,304.9)
(198.7)	Provisions for liabilities and charges	11	(197.5)	(51.7)
1,507.7	NET ASSETS		1,665.3	1,381.0
	CAPITAL AND RESERVES			
5.9	Called up share capital		5.9	5.9
	Reserves			
4.1	Share premium	12	4.1	4.1
1,665.7	Revaluation reserve	12	1,384.1	1,525.9
0.7	Capital redemption reserve	12	0.7	0.7
264.8	Special reserve	12	264.8	264.8
(11.7)	Own shares	12	(11.0)	(13.0)
(421.8)	Profit and loss account	12	16.7	(407.4)
1,507.7	SHAREHOLDERS' FUNDS - EQUITY	13	1,665.3	1,381.0

*Restated as set out in Note 1.

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2003

Audited Year ended		Notes	Unaudited Six months ended 31	Unaudited Six months ended 31

30 June 2003			December 2003	December 2002
£m			£m	£m
189.4	NET CASH INFLOW FROM OPERATING ACTIVITIES		71.9	87.6
(258.6)	Returns on investments and servicing of finance		(130.4)	(124.9)
(500.8)	Capital expenditure and financial investment		837.8	(283.5)
(372.8)	Equity dividend paid		-	(372.8)
(1,132.2)			707.4	(781.2)
(942.8)	Cash inflow/(outflow) before management of liquid resources and financing		779.3	(693.6)
153.4	Management of liquid resources		(940.1)	48.3
644.7	Financing		549.5	465.5
(144.7)	INCREASE/(DECREASE) IN CASH IN THE PERIOD	10	388.7	(179.8)

Reconciliation of operating profit to operating cash flows

Audited Year ended 30 June 2003		Unaudited Six months ended 31 December 2003	Unaudited Six months ended 31 December 2002
£m		£m	£m
162.4	Operating profit	105.7	78.4
0.9	Depreciation charges	0.4	0.4
0.5	Provision against investment	0.2	0.3
5.1	Amortisation of share option costs	0.7	4.0
-	Costs charged to provisions	(5.3)	-
(18.3)	Decrease/(increase) in debtors	40.6	0.2
54.6	(Decrease)/increase in creditors	(44.9)	13.8
(15.8)	Amortisation of lease incentives	(25.5)	(9.5)
189.4	Net cash inflow from operating activities	71.9	87.6

Capital expenditure and financial investment

Audited Year ended 30 June 2003		Unaudited Six months ended 31 December 2003	Unaudited Six months ended 31 December 2002
£m		£m	£m
(454.1)	Additions to properties	(274.0)	(236.7)
(0.3)	Purchase of tangible fixed assets	(0.1)	(0.4)
(49.3)	Acquisition of development properties	-	(49.3)
-	Sale of investment properties	1,111.9	-
2.9	Deferred consideration on disposal of subsidiary undertaking	-	2.9
(500.8)	Net cash inflow/(outflow)	837.8	(283.5)

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2003 (CONTINUED)

Financing

Audited Year ended 30 June 2003		Unaudited Six months ended 31 December 2003	Unaudited Six months ended 31 December 2002
£m		£m	£m
1.5	Issue of shares	-	1.5
(108.1)	Purchase of own shares for cancellation	-	(108.1)
(167.3)	Repayment of secured loans	(105.3)	-
510.0	(Repayment)/issue of securitised debt	(9.2)	510.0
408.6	Drawdown of secured loans and finance lease premiums	664.0	62.1
644.7	Net cash inflow	549.5	465.5

The above cash flows relate to the continuing activities of the group.

NOTES TO THE INTERIM STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2003

1 BASIS OF PREPARATION

The Interim Statement has been prepared having regard to the guidance in the non-mandatory statement issued by the Accounting Standards Board, 'Interim Reports', and on the basis of the accounting policies set out in the group's financial statements for the year ended 30 June 2003, save for the adoption of Urgent Issues Task Force Abstract 38 (Accounting for ESOP trusts) ('UITF 38') as detailed below.

The financial information relating to the six month periods ended 31 December 2003 and 31 December 2002 is unaudited.

The financial information for the year ended 30 June 2003 has been extracted from the group's financial statements to that date. These financial statements received an unqualified auditors' report and have been filed with the Registrar of Companies. The comparatives for the year ended 30 June 2003 and six months ended 31 December 2002 have been restated to comply with UITF 38. The financial information does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985.

Accounting for Share Options

During 2001 the group acquired 5.2 million of its own shares at a cost of £26.8 million in connection with certain of the group's share option schemes. Such shares have been recorded at amortised cost and, prior to the introduction of UITF 38 the amortised historical cost was carried as a fixed asset investment. Amortisation is charged to the same expense category as the employment cost of the relevant employee, spread on a straight line basis over the relevant performance criteria period.

The group's policy for accounting for shares held in respect of share option schemes has now changed to comply with UITF 38, which requires that such shares should be presented as a deduction in arriving at shareholders' funds rather than as a fixed asset investment. There is no impact on the amortisation of the cost of shares acquired.

The effects of the change in policy are summarised below:

At 30 June 2003		At 31 December 2003	At 31 December 2002
£m		£m	£m
	Balance sheet:		
(11.7)	Decrease in investments	(11.0)	(13.0)
	Capital and reserves:		
11.7	Reduction in shareholders' funds	11.0	13.0

2 ADMINISTRATIVE EXPENSES

Bid Costs

During the six month period ended 31 December 2003, the group incurred

£10.7 million of costs in respect of the potential acquisition of the group by a third party.

Amortisation of Investment in Own Shares

As explained in Note 1, in 2001 the company acquired 5.2 million of its own shares at a cost of £26.8 million in connection with certain of the group's share option schemes. Such shares were initially recorded at cost and are being written down to the exercise price over the period to vesting. Prior to the payment of a special dividend on 29 November 2002 the exercise price for the relevant schemes was £4.00 per share. As a result of the special dividend, the amount payable by employees on exercise was reduced from £4.00 to £3.3117. The carrying value of the group's investment in own shares was accordingly reduced in order to reflect the reduction in amount recoverable. This resulted in an exceptional charge to operating profit of £2.8 million in the year ended 30 June 2003 and the period ended 31 December 2002.

3 SEGMENTAL REPORTING

The Business Review includes a discussion of segmental information, including a summary of the properties in each segment. For the purposes of the segmental information which follows, the carrying values of properties are stated on the basis adopted for statutory reporting purposes, which does not reflect any revaluation of properties under construction or held for development.

Balance Sheet

	Restated Unaudited At 31 December 2003			Audited At 30 June 2003		
	Canary I	Canary II	Total group	Canary I	Canary II	Total group
	£m	£m	£m	£m	£m	£m
Properties	4,508.8	153.6	4,662.4	5,164.0	151.8	5,315.8
Other net (liabilities)/ assets excluding net debt and intragroup funding	(23.7)	(1.0)	(24.7)	(126.2)	(1.0)	(127.2)
Net assets prior to funding	4,485.1	152.6	4,637.7	5,037.8	150.8	5,188.6
Net debt (external)	(2,972.4)	-	(2,972.4)	(3,680.9)	-	(3,680.9)
Intragroup funding	152.6	(152.6)	-	150.8	(150.8)	-
Net assets	1,665.3	-	1,665.3	1,507.7	-	1,507.7

Profit and loss account

The group's turnover for the six months ended 31 December 2003 and the six months ended 31 December 2002 was attributable entirely to Canary I.

Administrative expenses for the six months ended 31 December 2003 were £16.2 million excluding an exceptional charge of £10.7 million relating to the potential acquisition of the group by a third party. For the six month period ended 31 December 2002 administrative expenses were £17.1 million, excluding an exceptional charge of £2.8 million relating to the amortisation of the investment in own shares. Of the total administrative expenses of £16.2 million excluding the exceptional charge, £14.9 million (six months ended 31 December 2002 - £15.1 million) was attributable to Canary I and £1.3 million (six months ended 31 December 2002 - £2.0 million) to Canary II.

Canary I recorded a profit before taxation of £4.1 million for the six months ended 31 December 2003 (six months ended 31 December 2002 - £7.0 million), whilst Canary II recorded a loss before taxation of £1.3 million (six months ended 31 December 2002 - £2.0 million), attributable entirely to administrative expenses.

4 INTEREST

Audited Year ended 30 June 2003		Unaudited Six months ended 31 December 2003	Unaudited Six months ended 31 December 2002
£m	Receivable:	£m	£m
45.0	Bank interest receivable	23.2	24.7
45.0	Total	23.2	24.7
	Payable:		
253.0	Notes and debentures	127.6	118.7
10.7	Bank loans and overdrafts	4.4	4.6
37.6	Finance lease charges	25.0	17.6
301.3		157.0	140.9
	Less:		
(77.8)	Interest at 6.0% (year ended 30 June 2003 - 6.1%, six months ended 31 December 2002 - 6.0 %) on development financings transferred to development properties (Note 8)	(17.6)	(39.9)
223.5	Total	139.4	101.0
	Exceptional items: Charges relating to early repayment of securitised debt		
-	- Breakage costs of hedging instruments	44.1	-
-	- Write-off of deferred financing costs	12.4	-
-		56.5	-

Interest payable of £17.6 million (year ended 30 June 2003 - £77.8 million, six months ended 31 December 2002 - £39.9 million) has been transferred to development properties (Note 8). The amount transferred includes £13.4 million attributable to the cost of funds forming part of the group's general borrowings which are utilised in financing construction (year ended 30 June 2003 - £54.4 million, six months ended 31 December 2002 - £27.2 million).

In January 2004 £876 million of securitised debt was prepaid following the sale of 5 Canada Square and 25 Canada Square in December 2003. Crystallised costs arising from the repayment of debt have been accrued at 31 December 2003 and charged to the profit and loss account as an exceptional item. The exceptional charge comprised breakage costs relating to hedging instruments of £44.1 million and the write-off of deferred financing costs of £12.4 million (see below). The breakage cost included a 3% premium payable on redemption of the Class B1 Notes. There was no deferred tax as a result of this transaction.

Financing costs relating to the inception of the group's securitised debt are deferred and amortised to the profit and loss account over the term of the debt at a constant rate based on the carrying amount of the debt in accordance with FRS 4 (Capital Instruments). As a result of prepaying certain of the debt early, the unamortised portion of the financing costs relating to the debt prepaid, totalling £12.4 million, has been written-off to the profit and loss account in the six months ended 31 December 2003.

In October 1996 the group sold its interest in the limited partner companies of the First Tower Limited Partnership, subject to payment of deferred consideration contingent upon the satisfaction of certain conditions. During the period to 31 December 2001 these conditions were confirmed as having been satisfied. In the period to 31 December 2002, the group became entitled to receive £2.9 million net of expenses. This amount was recognised in the profit and loss account for the relevant period as an exceptional item. This did not give rise to deferred tax in the period.

5 TAX ON PROFIT ON ORDINARY ACTIVITIES

Audited Year ended		Unaudited Six months	Unaudited Six months

30 June 2003		ended 31 December 2003	ended 31 December 2002
£m		£m	£m
	Current tax:		
-	UK corporation tax (see below)	-	-
	Deferred tax:		
8.1	Origination and reversal of timing differences	(0.1)	0.8
(4.4)	Net effect of discount	(3.0)	(0.9)
3.7	Total deferred tax (Note 11)	(3.1)	(0.1)
3.7	Total tax on profit on ordinary activities	(3.1)	(0.1)

No provision for corporation tax has been made in the consolidated results of the group for the six months to 31 December 2003 (six months to 31 December 2002 - £Nil) due to the availability of tax losses brought forward from previous periods and other tax reliefs available to offset the profit for the period. It is anticipated that the tax losses brought forward, comprising trading and capital losses and other tax reliefs including EZAs will impact on future tax charges.

6 DIVIDENDS

Audited Year ended 30 June 2003		Unaudited Six months ended 31 December 2003	Unaudited Six months ended 31 December 2002
£m		£m	£m
372.8	Dividend at 64.27p per share	-	372.8

On 22 October 2002 the company declared the return of £375 million of capital to shareholders by way of a special dividend which was paid on 29 November 2002. Payment of dividends totalling £2.2 million was waived by the Trustee for 3.4 million shares held on behalf of the group's various share option plans.

As a result of the special dividend, the exercise price for certain of the group's share option schemes was reduced giving rise to an exceptional charge of £2.8 million (see Note 2).

7 EARNINGS PER SHARE

Basic earnings per share is calculated by reference to the loss for the financial period after taxation attributable to ordinary shareholders of £0.3 million (year ended 30 June 2003 - loss of £9.5 million, six months ended 31 December 2002 - profit of £4.9 million) and on the weighted average of 585.0 million shares in issue (June 2003 - 585.5 million, December 2002 - 586.0 million).

For the six months ended 31 December 2003 and the year ended 30 June 2003, the weighted average number of ordinary shares for the purposes of calculating the diluted earnings per share is identical to that used for basic earnings per share. This is because the exercise of share options would have the effect of reducing the loss per ordinary share and is therefore not treated as dilutive under the terms of Financial Reporting Standard 14 (Earnings per share). The calculation of diluted earnings per share for the six months ended 31 December 2002 is based on the profit for the financial period after taxation attributable to ordinary shareholders of £4.9 million and the diluted weighted average of 587.9 million shares.

The basic earnings per share excluding exceptional items and diluted earnings per share excluding exceptional items for the period ended 31 December 2003 have been calculated on the loss after taxation excluding exceptional items for the period of £2.9 million (year ended 30 June 2003 - £9.6 million, period ended 31 December 2002 - profit of £4.8 million), excluding exceptional items totalling a profit of £2.6 million (year ended 30 June 2003 - £0.1 million, period ended 31 December 2002 - £0.1 million).

8 INVESTMENT PROPERTIES AND PROPERTIES UNDER CONSTRUCTION AND HELD FOR DEVELOPMENT

Freehold properties held as tangible fixed assets:

	Investment properties	Properties under construction	Properties held for development
	£m	£m	£m
At 1 July 2003 pre-adjustment for UITF 28	4,230.5	909.2	223.8
Adjustment for UITF 28	(47.7)	-	-
As at 1 July 2003	4,182.8	909.2	223.8
Additions including interest (net of adjustment for UITF 28)	0.2	164.7	12.6
Transfer of completed properties	823.3	(823.3)	-
Disposal of property	(988.1)	-	-
Revaluation	157.2	-	-
As at 31 December 2003	4,175.4	250.6	236.4
Adjustment for UITF 28 (Note 9)	314.9		
Market value at 31 December 2003	4,490.3		
Of which, subject to lease and finance leaseback arrangements	1,002.5		
Historical cost	2,766.1		

Additions to properties for the six months ended 31 December 2003 totalled £249.4 million, including £17.6 million of capitalised interest. In the above table additions are stated net of £71.9 million of tenant works which have been classified as other tenant incentives for the purposes of UITF 28 and included as part of debtors falling due after one year (Note 9).

Investment properties are recorded at valuation less the cost of unamortised tenant incentives incurred at the balance sheet date in accordance with UITF 28. The remaining unamortised tenant incentives are held within prepayments in the balance sheet (Note 9).

In December 2003, the group disposed of two buildings located at 5 Canada Square and 25 Canada Square. The sale of these properties resulted in a profit on disposal of £69.8 million which has been shown as an exceptional item in the profit and loss account for the period. The disposal also resulted in a transfer to the profit and loss reserve from the revaluation reserve of £438.8 million representing the realisation of prior year revaluation gains. There is no deferred tax charge as a result of this transaction.

During the period ended 31 December 2003 the group completed construction of three buildings at Canary Wharf that were retained as investment properties, 25-30 Bank Street, 10 Upper Bank Street, and the Jubilee Place Retail Centre. These properties have been revalued externally at 31 December 2003 on the basis of Market Value in accordance with the Appraisal and Valuation Manual published by the Royal Institution of Chartered Surveyors ('Market Value').

The group's other investment properties have also been revalued externally as at 31 December 2003 on the basis of Market Value. The valuations were undertaken by either FPDSavills Commercial Limited or CB Richard Ellis Limited. Each property has been valued individually on a free and clear basis and not as part of a portfolio and no account has been taken of any intragroup leases or

arrangements. Whilst allowance has been made for any purchaser's expenses, no allowance has been made for any seller's expenses of realisation nor for any taxation which might arise in the event of a disposal. The allowance for purchaser's expenses was reduced from 5.75% at 31 December 2002 to 1.75% at 30 June 2003 and 31 December 2003 taking account of stamp duty relief for properties in disadvantaged areas announced in the 2003 Budget.

The surplus arising on the valuations in the period ended 31 December 2003 of £157.2 million comprises the following:

(i) a surplus of £176.5 million on the completed properties transferred to investment properties; and

(ii) a reduction of £19.3 million in respect of investment properties held throughout the period. This represents an uplift in their Market Value of £12.9 million offset by a reduction of £32.2 million arising from the treatment of rent-free incentives which are deducted from the valuations in the Interim Statement. A deduction for the rent-free incentives was not made at 30 June 2003. The previous application of UITF 28 has resulted in potential double counting between the inclusion in the balance sheet of investment properties at Market Value and accrued rental income in respect of rent-free periods. In order to avoid this, the amount accrued as rental income has been deducted from the carrying value of investment properties and the group's auditors concur with this change in approach. Had this approach been adopted at 30 June 2003, the carrying value of investment properties would have been reduced by £39.0 million to £4,143.8 million. Of the £39.0 million, £20.2 million related to 5 and 25 Canada Square which has been deducted in calculating the profit on disposal of these buildings of £69.8 million.

Properties under construction and properties held for development at 31 December 2003, which are to be retained as investment properties, are carried at their fair value at the time of acquisition of the Canary Wharf Holdings Limited group in December 1995, less subsequent disposals plus additions at cost, subject to any provision for impairment.

At 31 December 2003 properties under construction held as fixed assets included £12.3 million (30 June 2003 - £87.6 million, 31 December 2002 - £78.9 million) in respect of financing costs.

9 DEBTORS DUE IN MORE THAN ONE YEAR

Debtors due in more than one year comprise the cumulative adjustment in respect of lease incentives required by UITF 28. Lease incentives include rent-free periods and other incentives given to lessees on entering into lease arrangements. Under UITF 28, the aggregate cost of lease incentives is recognised as an adjustment to rental income, allocated evenly over the lease term or the term to the first market rent review if earlier. The cost of lease incentives is included within prepayments and accordingly the external valuation of investment properties is reduced for these incentives.

	Rent free periods	Other tenant incentives		Total	
	£m	£m		£m	
At 1 July 2003	39.0	226.7	(1)	265.7	
Transfer re newly completed properties (Note 8)	-	71.9	(2)	71.9	
Recognition of rent during rent-free periods	34.5	-		34.5	
Amortisation of lease incentives	-	(9.0)		(9.0)	
Write-off relating to sale of properties	(20.2)	(28.8)		(49.0)	(3)
Unwind of discount on vacant leasehold and other lease provisions (Note 11)	-	1.9		1.9	
Other changes in provisions and accruals	-	(1.1)		(1.1)	
At 31 December 2003	53.3	261.6		314.9	

(1) At 30 June 2003 the UITF 28 adjustment comprised £47.7 million in respect of completed investment properties and £179.0 million in respect of properties under construction which reached practical completion subsequent to the year end.

(2) The transfer relating to newly completed properties relates to fitting out costs in respect of 25-30 Bank Street and 10 Upper Bank Street which both reached practical completion during the six months ended 31 December 2003.

(3) In December 2003 5 Canada Square and 25 Canada Square were sold. The cumulative UITF 28 adjustment in respect of these properties was £49.0 million. This has been written-off to the profit and loss account and taken into account in computing the net profit on sale of £69.8 million.

10 NET DEBT

The amounts at which borrowings are stated comprise:

	Securitised debt	Secured construction loans	Finance lease obligations	Total
	£m	£m	£m	£m
At 1 July 2003	3,741.4	385.6	583.0	4,710.0
Drawn down in period	-	28.5	645.5	674.0
Deferred financing expenses	13.3	1.3	0.3	14.9
Accrued finance charges	36.6	-	9.3	45.9
Repaid in period	(9.2)	(105.3)	-	(114.5)
At 31 December 2003	3,782.1	310.1	1,238.1	5,330.3
Payable within one year or on demand	996.0	87.5	6.7	1,090.2
Payable in more than one year	2,786.1	222.6	1,231.4	4,240.1
	3,782.1	310.1	1,238.1	5,330.3

In December 2002, the group entered into a facility to borrow up to £605 million secured against 1 Churchill Place (BP1) a property that is currently under construction. The facility may be drawn down when the property has reached practical completion, which is expected in July 2004, and after the repayment or defeasance of any other financing secured against the property. The amount which may be drawn is dependent on both the amortisation period chosen and the hedged interest rate. A minimum of £529 million may be drawn on the basis of paying interest only for the first 10 years of the facility whereas drawings can be increased to £605 million on a fully amortising basis. The loan is currently hedged at an interest rate of 5.82% which results in a £529 million minimum borrowing with a final maturity in July 2034. If an accelerated amortisation period is chosen, the increased borrowings will require additional hedging which will determine the amount that may be borrowed.

In September 2003 the group entered into a finance lease transaction in relation to BP1. Under the terms of the transaction, when BP1 reaches practical completion, expected in July 2004, the group will complete the sale of a leasehold interest (with a term of 999 years less 10 days) in BP1 to a wholly owned subsidiary of Barclays. The group will then immediately accept a 999 year (less 15 days) lease of BP1 with finance rents payable over a 35 year period. The gross amount of the financing was £753.5 million, of which £743.5 million was received on 30 September 2003 and £10 million is payable on practical completion. The finance lease rents will be calculated by reference to a notional rate of LIBOR plus 90 bps on the notional amount of principal outstanding under the finance lease. At 31 December 2003 the finance lease is stated at £645.5 million representing the notional principal amount outstanding at that date.

The initial proceeds from the finance lease were used in part to repay the construction funding secured against BP1, totalling £105.3 million and to fund the remaining construction costs of the building. Until repaid in September

2003, drawings under the group's revolving construction loan facility were secured by first-ranking fixed and floating charges over the properties which were subject to the financing and by guarantee of the parent company. Drawings carried interest at a margin of 1% over LIBOR and the undrawn amounts of the facility carried a commitment fee of 37.5 bps. The group's construction facility was cancelled in November 2003.

In January 2004, following the period end, the group repaid £901.3 million of notes from its second securitisation, including £25 million of notes held by the group itself, funded by the proceeds from the sale of 5 Canada Square and 25 Canada Square in December 2003. The repayment comprised the following notes:

Tranche	Principal £m	Repaid £m
A2	100.8	100.8
A4	90.0	90.0
A5	407.0	115.5
A6	325.0	325.0
R1	125.0	125.0
R2	60.0	60.0
B1	60.0	60.0
		876.3
D (held by the group)	45.0	25.0
		901.3

The class A2 notes were issued in an initial principal amount of Euro100 million in June 2000 and a further amount of Euro83 million was subsequently issued in June 2001. These notes were fully hedged via currency swaps, whereby all principal and interest liabilities were swapped into sterling providing initial principal of £60 million and £50 million respectively. In the six month period to 31 December 2003 £9.2 million of these notes were repaid in accordance with the amortisation schedule attaching to the notes.

As a result of the repayment of the notes in January 2004 certain crystallised breakage costs relating to hedging instruments associated with the notes repaid were accrued at 31 December 2003 and charged to the profit and loss account as an exceptional item (Note 4).

At 31 December 2003 the group held sterling cash deposits totalling £2,357.9 million (30 June 2003 - £1,029.1 million), comprising deposits placed on money market at call and term rates. Total cash deposits included £1,691.2 million (30 June 2003 - £751.1 million) held by third parties as cash collateral for the group's borrowings, including the amount repaid in January 2004 and £1.2 million (30 June 2003 - £1.2 million) charged to third parties as security for the group's obligations. Unsecured Cash deposits totalled £665.5 million at 31 December 2003 (30 June 2003 - £276.8 million).

The movement in net debt for the six months ended 31 December 2003 was as follows:

	1 July 2003	Cash flow	Other non-cash changes	31 December 2003
	£m	£m	£m	£m
Cash at bank	1,029.1	1,328.8	-	2,357.9
Amounts on deposit not available on demand	(752.3)	(940.1)	-	(1,692.4)
	276.8	388.7	-	665.5
Debt due after 1 year	(4,041.1)	76.8	955.6	(3,008.7)
Debt due within 1 year	(85.9)	9.2	(1,013.5)	(1,090.2)
Finance leases due after 1 year	(583.0)	(620.2)	(28.2)	(1,231.4)

	(4,710.0)	(534.2)	(86.1)	(5,330.3)
Amounts on deposit not available on demand	752.3	940.1	-	1,692.4
Net debt	(3,680.9)	794.6	(86.1)	(2,972.4)

	Six months ended 31 December 2003
	£m
Increase in cash in the six months	1,328.8
Increase in debt and lease financing	(534.2)
Change in net debt resulting from cash flows	794.6
Non-cash movement in net debt	(86.1)
Movement in net debt in the six months	708.5
Net debt at 1 July 2003	(3,680.9)
Net debt at 31 December 2003	(2,972.4)

At 31 December 2003 the fair value adjustment in respect of the group's financial assets and liabilities (excluding debtors and creditors falling due within one year) calculated in accordance with FRS 13 (Derivatives and other financial instruments) was £334.5 million before tax relief (30 June 2003 - £495.0 million). This £334.5 million excludes the breakage costs relating to the £901.3 million of notes repaid in January 2004 which were accrued for at 31 December 2003.

11 PROVISIONS FOR LIABILITIES AND CHARGES

	Vacant leasehold properties	Other lease commitments	Deferred taxation	Total
	£m	£m	£m	£m
At 1 July 2003	123.5	27.3	47.9	198.7
Expenditure charged to provision	(5.3)	-	-	(5.3)
Unwind of discount	1.1	0.8	-	1.9
Release of provision	-	(0.9)	-	(0.9)
Charge to profit and loss account	-	-	3.1	3.1
At 31 December 2003	119.3	27.2	51.0	197.5

Vacant leasehold properties:

On 6 November 2000, the group entered into an Agreement for Lease with Clifford Chance for the lease of 10 Upper Bank Street, which reached practical completion on 31 July 2003. The group also acquired the sub-leasehold interest (with approximately 14 years now unexpired) in 200/202 Aldersgate Street, a 440,000 sq ft office building in the City of London, and let the premises to Clifford Chance for a term of approximately 5 years at the same rent as that under the sub-lease. Clifford Chance gave notice to terminate the lease on 29 September 2003. The group will now seek to sublet the premises or dispose of its interest on the open market.

At 30 June 2003 the group recognised a provision for the estimated net liability under the lease of 200/202 Aldersgate Street. In arriving at the quantum of the provision the directors consulted with FPDSavills, the group's valuers, to determine the assumptions on which the provision should be computed, including such matters as the void period, the rent achievable on re-letting and the incentive package payable. Based on the valuers' assessment, a provision of £123.5 million was recognised which includes an allowance for refurbishment of the building prior to re-letting. This provision is based on the following key

assumptions which will be reviewed at each subsequent balance sheet date:

Passing rent	-	£16.7 million (£38 per sq ft)
Average void period	-	2 years
Rent free period on reletting	-	2 years
Headline rent on reletting	-	£35 per sq ft
Refurbishment cost	-	£55 per sq ft

The provision is stated at present value calculated on the basis of a discount rate of 6.0%, being the group's weighted average cost of debt, and will be amortised to the profit and loss account, after allowing for the unwind of the discount, on a straight line basis over the period to the first open market rent review on 10 Upper Bank Street in 2013. In the period to 31 December 2003, £5.3 million of expenditure was charged to the provision.

Other lease commitments

In March 2001 Lehman Brothers signed an agreement for lease in respect of 25-30 Bank Street (HQ2), comprising 1,023,300 sq ft. The agreement for lease requires that HQ2 be delivered in a fitted out condition and provides for payment of a fit-out contribution which covers, inter alia, the cost of fitting out the space to Category A (Minimum Standard Developer's Finish budgeted at a cost of £35 per sq ft) which for accounting purposes is treated as part of the cost of the building. The incentive package agreed with Lehman Brothers also includes the following additional elements:

(1) a contribution to the tenant's final fitting-out costs, equivalent to £30 per sq ft. Any fitting-out expenditure in excess of this amount is at Lehman Brothers' cost;
(2) payments to Lehman Brothers of approximately £16 million on drawdown of the HQ2 lease, equivalent to £16 per sq ft; and
(3) a contribution of £30 per sq ft towards the cost of refitting the 408,728 sq ft occupied by Lehman Brothers at Broadgate, capped at £12 million, equivalent to £12 per sq ft of space in HQ2.

In total, these committed payments to Lehman Brothers, excluding the Category A element of the fit-out which is part of the cost of the building, amount to approximately £58 million, or £58 per sq ft. Component (1) of the incentive package was paid during the period ended 31 December 2003. Components (2) and (3), totalling approximately £28 million, have been accrued for at 31 December 2003 reflecting the fact that HQ2 reached practical completion during the period removing any conditionality to these payments.

Lehman Brothers were granted options to sub-let back to the group up to 202,900 sq ft (100,800 sq ft for 5 years and 102,100 sq ft for 10 years). These options were exercised during the period and consequently incentives totalling £65 per sq ft were repaid to the group in respect of the space sub-let (Note 14).

The group has also entered into a rent support commitment with Lehman Brothers under which the group may contribute a maximum of £10 per sq ft per annum towards the difference between the passing rent payable by Lehman Brothers on its leases at Broadgate and the rent achievable on any sub-lease. For 1 and 2 Broadgate, comprising 311,077 sq ft where the leases expire in January 2017 and the passing rent is £46.86, rent support is only payable for the life of the first sub-lease; for the remaining space in 6 Broadgate, comprising 97,651 sq ft where the leases expire in September 2013, rent support of up to £5 per sq ft is payable by the group on any second sub-letting, but no further amount is payable thereafter. The passing rent on the space in 6 Broadgate, varies between £44 per sq ft and £52 per sq ft but on the majority of space it is in the range of £44-£45 per sq ft. The terms of the Lehman Brothers leases prevent it from sub-letting space below market levels and no amount is payable by the group on space which Lehman Brothers does not sub-let. Absent any sub-lettings the maximum potential liability would have been £51 million (nominal) with a present value of £37 million discounting at 6.0%, being the group's weighted average cost of debt. To date Lehman Brothers have sub-let approximately 100,303 sq ft in 1 and 2 Broadgate at a rent higher than the passing rent and therefore it will not be necessary to make any contribution as a result of this sub-lease. Accordingly, the maximum amount payable in respect of the remaining space leased by Lehman Brothers at Broadgate has reduced to £37.1 million (nominal) with a present value of £27.2 million. This amount has been provided for in full at 31 December 2003 and, subject to review at each subsequent balance sheet date will be amortised to the profit and loss account on a straight line basis over the period to the first open market rent review on 25-30 Bank Street in 2013.

	31 December 2003	30 June 2003
Deferred taxation:	£m	£m

Accelerated capital allowances claimed	(85.4)	(85.4)
Other timing differences	0.4	0.5
Undiscounted deferred tax liability	(85.0)	(84.9)
Discount	34.0	37.0
Discounted deferred tax liability	(51.0)	(47.9)

Absent any further sales of property, it is not expected that the deferred tax liability will crystallise in the foreseeable future.

In accordance with FRS 19, no provision has been made for deferred tax on gains relating to properties which are revalued in the balance sheet to their Market Value. If the group's investment properties had been sold at the balance sheet date at the amounts stated in Note 8, the amount of tax payable by the group would have been in the region of £256.3 million (30 June 2003 - £125.8 million) after taking into account available tax losses and provisions. This amount comprises corporation tax on chargeable gains in relation to the sale of completed properties held by group investment companies of £27.2 million (30 June 2003 - £45.5 million) and corporation tax on development surpluses in relation to the completed properties that are held by the group property development companies of £229.1 million (30 June 2003 - £80.3 million). Capital losses have reduced tax on chargeable gains by £138.0 million (30 June 2003 - £128.0 million) and revenue losses have reduced tax on development surpluses by £9.7 million (30 June 2003 - £200.0 million). In line with FRS 19, the benefit of these losses has not been recognised in deferred tax provided in the balance sheet.

Brought forward trading losses were fully utilised in the period against trading profits arising from property sales in the period, principally the disposal of 5 and 25 Canada Square.

The group has received legal advice and is of the opinion that the capital losses brought forward are available to set off against capital gains arising. The benefit of the capital losses has been recognised by reducing the contingent tax liability as disclosed above.

12 RESERVES

	Share premium account	Revaluation reserve	Capital redemption reserve	Special reserve	Own Shares	Profit and loss account	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 July 2003 - as previously stated	4.1	1,665.7	0.7	264.8	-	(421.8)	1,513.5
Prior year adjustment (Note 1)	-	-	-	-	(11.7)	-	(11.7)
At July 2003 - restated	4.1	1,665.7	0.7	264.8	(11.7)	(421.8)	1,501.8
Reserve movements in respect of share option schemes	-	-	-	-	0.7	-	0.7
Revaluation of investment properties	-	157.2	-	-	-	-	157.2
Transfer of revaluation surplus	-	(438.8)	-	-	-	438.8	-
Retained loss for the financial period	-	-	-	-	-	(0.3)	(0.3)
At 31 December 2003	4.1	1,384.1	0.7	264.8	(11.0)	16.7	1,659.4

The special reserve arose from a restructuring of the group which was completed on 4 December 2001 involving the introduction of a new holding company for the group by way of a scheme of arrangement in accordance with Section 425 of the

Companies Act 1985.

The transfer to the profit and loss account from the revaluation reserve represents the realised revaluation surplus in respect of 5 Canada Square and 25 Canada Square which were sold in the period.

Following the introduction of UITF 38, the group's investment in own shares is shown as a deduction in arriving at shareholders' funds. The movement in carrying value of the investment in own shares over the six month period ended 31 December 2003 was as follows:

Cost:	£m
At 1 July 2003	26.1
Transferred to participants	(4.8)
At 31 December 2003	21.3
Amounts written off:	
At 1 July 2003	(14.4)
Written off	(0.7)
Transferred to participants	4.8
At 31 December 2003	(10.3)
Net book amount:	
At 31 December 2003	11.0
At June 2003	11.7

13 RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS

	Six months ended 31 December 2003
	£m
Loss for the financial period	(0.3)
Movement in respect of share option schemes	0.7
Revaluation surplus	157.2
Net movement on shareholders' funds	157.6
Opening shareholders' funds - as previously stated	1,519.4
Prior year adjustment	(11.7)
At 1 July 2003 - as restated	1,507.7
Closing shareholders' funds	1,665.3

14 CONTINGENT LIABILITIES AND FINANCIAL COMMITMENTS

As at 31 December 2003 certain members of the group had given fixed and floating charges over substantially all of their assets as security for certain of the group's borrowings and finance lease obligations as referred to in Note 10. In particular, various members of the group had, at 31 December 2003, given fixed first ranking charges over cash deposits totalling £1,691.2 million and may be called upon to make a further cash deposit of up to £25.0 million.

As security for a £225 million loan the group has granted first ranking fixed and floating charges over 20 Canada Square. In addition the group has entered into a rental guarantee of a minimum of £2.8 million and a maximum of £3.4 million per quarter in the event that there is a shortfall between the rental income from occupational tenants and the debt service under the loan. The rental guarantee may be reduced to reflect further lettings in the building

The group has, in the normal course of its business, granted limited warranties or indemnities to its tenants in respect of building defects (and defects on the estate or in the car parks) caused through breach of its obligations as developer contained in any pre-let or other agreement. Offsetting this potential liability the group has received the benefit of warranties from the trade contractors and suppliers who worked on such buildings.

Sub-let commitments

Under the terms of certain agreements for lease the group has committed to take back certain space on the basis of short-term sub-leases at the end of which the space reverts to the relevant tenants. This space has been securitised but insofar as the securitisations are concerned the tenants are contracted to pay rent on the entire amount of space leased, whilst taking the covenant of the group on the sub-let space. The table below summarises these sub-lets, including that from Skadden Arps Slate Meagher & Flom ('Skadden') in 40 Bank Street where the relevant options were exercised in February 2004.

Property	Leaseholder	Sub-let sq ft	Passing rent £m	Rent review date	Rent review basis	Term commencement	Expiry or first break
Options exercised:							
1 Westferry Circus	CSFB	73,300	2.64	Mar 2005	OMR up only	Feb 2003	Feb 2015
7 Westferry Circus	CSFB (7)	13,500	0.28	Jan 2003	OMR up only	Feb 2003	Jul 2005 (7)
1 Canada Square	Skadden	27,400	1.24	Jun 2003	OMR up only	Sep 2003	Dec 2005
50 Bank Street	Northern Trust	18,000	0.77	Apr 2007	OMR up only	Apr 2002	Oct 2006 (6)
10 Upper Bank Street	Clifford Chance	52,500	2.42	Jul 2008	Fixed at £49 sq ft	Jul 2003	Jul 2008
10 Upper Bank Street	Clifford Chance	52,100	2.40	Jul 2008	Fixed at £49 sq ft	Jul 2003	Jul 2013
25-30 Bank Street	Lehman Brothers	100,800	4.11	Jul 2008	Fixed at £53 sq ft	Jul 2003	Jul 2008 (2)
25-30 Bank Street	Lehman Brothers	102,100	4.18	Jul 2008	Fixed at £53 sq ft in 2002 (3)	Jul 2003	Jul 2013 (2)
1 Churchill Place	Barclays	133,700(1)	5.48	July 2009	OMR up only	Jul 2004	Jul 2019 (4)
1 Churchill Place	Barclays	129,500(1)	5.31	July 2009	OMR up only	Jul 2004	Jul 2014 (4)
1 Churchill Place	Barclays	65,300(1)	2.68	July 2009	OMR up only	Jul 2004	Jul 2009 (4)
40 Bank Street	Skadden	19,500(1)	0.86	Mar 2008	OMR up only	Mar 2003	Mar 2008 (5)
40 Bank Street	Skadden	19,500(1)	0.86	Mar 2008	OMR up only	Mar 2003	Sep 2010 (5)
40 Bank Street	Skadden	19,500(1)	0.86	Mar 2008	OMR up only	Mar 2003	Mar 2013 (5)
Total		826,700	34.09				

(1) Latest estimated square footage of floors subject to final measurement.

(2) On 29 September 2003 Lehman Brothers exercised options to sub-let part of HQ2 back to the group: 4 floors (102,100 sq ft) for 10 years and an

additional 4 floors (100,800 sq ft) for 5 years. As a result of the exercise of these options a fit-out contribution of £65per sq ft was paid back to the group in respect of all space sub-let to the group. This space, which is currently built to shell and core, has to be handed back to Lehman Brothers at the end of the sub-let term fitted out to Category A standard. The existence of the above sub-let options has been taken into account in the market valuation of 25-30 Bank Street at 31 December 2003.

(3) Followed by annual increases to £59.65 per sq ft in 2012.

(4) On 31 October 2003 Barclays opted to sub-let 328,500 sq ft of space in 1 Churchill Place back to the group. Of the total sub-let, 65,300 sq ft is for 5 years, 129,500 sq ft is for 10 years and 133,700 sq ft is for 15 years or more. The existence of these sub-let options has been taken into account in the market valuation of 1 Churchill Place at 31 December 2003.

(5) Skadden have opted to lease back floor 24 (19,500 sq ft) for 5 years, floor 25 (19,500 sq ft) for 7.5 years and floor 26 (19,500sq ft) for 10 years. The existence of the above sub-let options has been taken into account in the market valuation of 40 Bank Street at 31 December 2003.

(6) Assumes break exercised.

(7) On 23 September 2003 an agreement with the European Medicines Evaluation Agency ('EMEA') was entered into to lease 13,500 sq ft at 7 Westferry Circus. The space was previously subject to a sub-lease with CSFB expiring in December 2007. The lease to EMEA, which is subject to a 21 month rent free period with rent commencing in July 2005, will run concurrently with EMEA's existing leases due to expire in December 2014.

Certain fees payable by the group

Under the terms of an agreement dated 5 December 2003, the group has agreed:

(a) to pay MSREF International - GP, LLC ('MSREF'), one of the bidders for the group, a fee of approximately £16.1 million if:

(i) the Independent Committee withdraws or adversely modifies its recommendation of the acquisition by MSREF and thereafter the acquisition is not made, lapses or is withdrawn; or

(ii) a third party transaction is successful; and

(b) if the acquisition is unsuccessful for any other reason (other than as a result of the insolvency of MSREF's acquisition vehicle), to pay a fee to MSREF of approximately £8.0 million.

Under the terms of the 5 December Agreement, if the acquisition is unsuccessful, the group will pay MSREF an additional fee of £4.0 million in relation to the disposal of 5 and 25 Canada Square in December 2003 (of which RBS has agreed with the group to bear £1.0 million), together with any amount payable in respect of VAT. However, if this additional £4.0 million fee becomes payable, then the fee referred to in sub-paragraph (a) above (if payable), but not the fee referred to in sub-paragraph (b) above, will be reduced by an amount equal to the additional £4.0 million fee together with any amount payable in respect of VAT thereon.

15 POST BALANCE SHEET EVENTS

In January 2004, following the period end, the group repaid £901.3 million of notes from its second securitisation, including £25 million of notes held by the group itself, funded by the proceeds from the sale of 5 Canada Square and 25 Canada Square in December 2003. As a result of the repayment of the notes in January 2004 certain crystallised breakage costs relating to hedging instruments associated with the notes repaid were accrued at 31 December 2003 and charged to the profit and loss account as an exceptional item (Note 4).

On 9 February 2004 the group announced that it had signed agreements for lease for the pre-let to Reuters of approximately 283,000 sq ft of space in the building at 30 The South Colonnade, presently let to London Underground Limited ('LUL') until April 2004. Reuters will take the entire building in May 2005 as their headquarters. Reuters will lease 239,000 sq ft on a 15 year lease and an additional 44,000 sq ft on a separate lease with a break exercisable at year 5, upon payment of a 1.5 year rental penalty, and a further break at year 10. After LUL vacates the building the group will, at its own expense, carry out upgrades to the value of £3 million.

As part of this transaction the group has granted to Reuters a rent free period of approximately 12 months equal to the value of the Category A works, and in

addition has agreed to take over three of Reuters' leasehold properties. These properties are expected to represent an exposure equivalent to approximately 2.5 years rent free at 30 The South Colonnade. The group also acquired the freeholds of Reuters' current headquarters at 85 Fleet Street and St Bride's House for a combined consideration of approximately £32.5 million subject to a short lease back of the headquarters building at a rent of approximately £1.6 million per annum. On 5 March 2004 the two properties were sold for a combined consideration of £30.0 million generating a loss on disposal after stamp duty and other expenses of £2.6million. The sale of these properties was envisaged as part of the overall inducement package agreed with Reuters and the price achieved was well within the level estimated at the time of the initial agreement with Reuters. This loss will be treated as a lease incentive and accounted for in accordance with UITF 28.

On 26 February 2004 the group announced that it had agreed to lease 140,500 sq ft to BP-IST in 20 Canada Square on a 20 year term with a tenant only break at years 10 and 15 at a rent of £38 per sq ft. There is a rent free period of 24 months and a Category A fitout allowance of £48.75 per sq ft. BP-IST have an option on an additional 30,800 sq ft exercisable until 1 April 2004. If exercised BP-IST will acquire a break right only exercisable at the end of year 5 of the term, upon payment of a one year rental penalty. In addition should BP-IST exercise this option it will acquire an additional option of 40,900 sq ft exercisable up until 1 September 2004. Subject to BP-IST exercising both of these options, it will acquire an additional option on 47,000 sq ft exercisable up until 1 November 2004.

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END
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RNS Number:5025W
Canary Wharf Group PLC
12 March 2004

04 MAR 29 AM 7:21

12 March 2004

CANARY WHARF GROUP PLC ANNOUNCES SALE OF CENTRAL LONDON BUILDINGS

Canary Wharf Group plc announces that it has sold two central London office buildings to UBS Global Asset Management (UK) Limited for a consideration of £30 million.

The freeholds of 85 Fleet Street and St Bride's House were acquired by Canary Wharf Group plc at an approximate price of £32.5 million as part of the transaction that involved the planned relocation by Reuters to Canary Wharf. Reuters will be moving their Headquarters from 85 Fleet Street to 30 The South Colonnade, Canary Wharf in May 2005. 85 Fleet Street was sold with a lease back to Reuters at a rent of approximately £1.64 million per annum which can be terminated when they move to Canary Wharf. St Bride's House was sold with vacant possession.

The sale of these properties took place following an extensive marketing campaign and was envisaged as part of the overall inducement package agreed with Reuters. The price achieved was well within the level estimated at the time of the initial agreement with Reuters.

Canary Wharf Group plc was advised by CB Richard Ellis, UBS Global Asset Management (UK) was advised by King Sturge.

- ends -

Enquiries:

Wendy Timmons
Canary Wharf Group plc
Tel: 020 7537 5025

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END
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RNS Number:5012W
Canary Wharf Group PLC
12 March 2004

Canary Wharf Group plc

Notice of Interim Results

The Board of Canary Wharf Group plc (the "Company") will announce its Interim Results for the six month period ended 31 December 2003 on Wednesday 17 March 2004.

Date: 12 March 2004

Company official making announcement:

John Garwood, Company Secretary, Canary Wharf Group plc

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RNS Number:4438W
Canary Wharf Group PLC
11 March 2004

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 10 March 2004 pursuant to Section 198 of the Companies Act 1985, Canary Wharf Group plc ('the Company') was notified that, as at close of business on 4 March 2004, UBS Investment Bank ("UBS-IB") had an interest in 23,553,869 ordinary shares of the Company (representing 4.03%* of the Company's issued share capital).

It was further noted that the interests are held by UBS-IB as beneficial owner in the ordinary course of its trading activities and include 18,912,934 ordinary shares of the Company (representing 3.23%* of the Company's issued share capital) held for hedging purposes in relation to contracts for difference entered into with clients.

Note:

*As at 4 March 2004, the Company had an issued share capital of 585,008,225.

Dated: 11 March 2004

Contact for queries: Anna Marie Holland

020 7537 5396

Company official making announcement:

Anna Marie Holland, Assistant Company Secretary, Canary Wharf Group plc

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RNS Number:4400W
Canary Wharf Group PLC
11 March 2004

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 11 March 2004, pursuant to Section 198 of the Companies Act 1985 (the "Act"), the Company was notified that on 28 January 2004 IPC Advisors Corporation ("IPC") ceased to be interested, within the meaning of Sections 203 and 208 of the Act, in 52,750,000 ordinary shares of the Company (representing 9.02%* of the Company's issued share capital) which, to the knowledge of IPC, were registered in the name of Trilon International Inc.

It was further noted that, as previously announced, on 17 December 2003 IPC became interested in the said shares as a result of a conditional irrevocable undertaking given by Brascan Corporation ("Brascan"). On 29 January 2004, IPC announced that it was not in a position to announce a firm intention to make an offer for the Company by the agreed date of 31 January 2004. Notice to this effect was served on Brascan after the close of business (London time) on 28 January 2004. As a result, the conditional irrevocable undertaking given by Brascan lapsed and IPC ceased to have a notifiable interest in the said shares.

Note:

*As at 28 January 2004, the Company had an issued share capital of 585,008,225.

Dated: 11 March 2004

Contact for queries: Anna Marie Holland

020 7537 5396

Company official making announcement:

Anna Marie Holland, Assistant Company Secretary, Canary Wharf Group plc

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RNS Number:2574W
Canary Wharf Group PLC
08 March 2004

Doc. Re. Circular to Shareholders

Canary Wharf Group plc

Documents lodged with the UK Listing Authority

Pursuant to paragraphs 9.31 and 9.32 of the Listing Rules, Canary Wharf Group plc (the "Company") confirms that two copies of the Circular to Shareholders containing a response to the offer made by CWG Acquisition Limited for the Company and a Notice of Extraordinary General Meeting (the "EGM") to be held on 22 March 2003, together with explanatory information in relation to the business of the EGM, have been submitted to the UK Listing Authority.

The document will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: (020) 7066 1000

Dated: 8 March 2004

Contact for queries:

Anna Marie Holland   Tel No: 020 7537 5396

Company official making announcement:

Anna Marie Holland, Assistant Company Secretary, Canary Wharf Group plc

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RNS Number:6842V
Canary Wharf Group PLC
20 February 2004

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 19 February 2004 pursuant to Section 198 of the Companies Act 1985, Canary Wharf Group plc ('the Company') was notified that, as at close of business on 13 February 2004, UBS Investment Bank ("UBS-IB") had an interest in 20,772,855 ordinary shares of the Company (representing 3.55%* of the Company's issued share capital).

It was further noted that the interests are held by UBS-IB as beneficial owner in the ordinary course of its trading activities and include 12,819,042 ordinary shares of the Company (representing 2.19%* of the Company's issued share capital) held for hedging purposes in relation to contracts for difference entered into with clients.

Note:

*As at 13 February 2004, the Company had an issued share capital of 585,008,225.

Dated:

20 February 2004

Contact for queries:

Anna Marie Holland

020 7537 5396

Company official making announcement:

Anna Marie Holland

Assistant Company Secretary

Canary Wharf Group plc

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Canary Wharf Group - Offer Update

RNS Number:5632V
Canary Wharf Group PLC
18 February 2004

CANARY WHARF GROUP PLC

OFFER UPDATE

Recent Developments

On 9 February 2004, Canary Wharf Group plc ("Canary Wharf" or the "Company") posted a supplemental circular to its shareholders in relation to an increased recommended offer from Silvestor UK Properties Limited ("Silvestor"). Silvestor's offer consists of either 220 pence in cash plus 0.55 of a listed Class B Share in Silvestor's parent company, Silvestor Holdings plc, or 275 pence in cash. A mix and match facility is also available.

On 12 February 2004, CWG Acquisition Limited ("CWGA"), a company formed by Brascan Corporation ("Brascan"), announced an offer of 275 pence in cash. Subject to certain conditions being met, the offer includes a partial share alternative in respect of two classes of shares in Thames River Office Properties PLC. CWGA has not yet posted its offer document to Canary Wharf shareholders.

CWGA's offer announcement also contained details of an undertaking from Franklin Mutual Advisors, LLC ("FMA"), a 6.8 per cent. shareholder in the Company, to accept the offer from CWGA and vote against the Scheme to implement the recommended offer from Silvestor at the Court Meeting on 23 February 2004. This undertaking ceases to be binding if Silvestor, or another third party, announces a firm intention to make an offer which offers shareholders at least 292 pence in cash.

Accordingly, assuming that the Canary Wharf shares held by Brascan, RF Holdings Limited (a company connected with Paul Reichmann) and FMA, which together represent 29.1 per cent. of the shares eligible to vote at the Court Meeting, are voted against the Scheme, the Scheme would fail.

Silvestor has publicly stated that it is considering its position in response to the CWGA offer. Shareholders should note that there can be no certainty that Silvestor will make any alternative proposal to its offer of 275 pence.

The Independent Committee has been concerned throughout the offer process to treat potential bidders even-handedly and, with the support of our management team, to facilitate any offer for the Company. Contrary to some reports, the Independent Committee has not, at any stage, declined to engage in discussions with any party who wishes to make an offer for Canary Wharf.

Adjournment of the Court Meeting and Extraordinary General Meeting

Given the uncertainty regarding the position of Silvestor, the Independent Committee believes that it would be in the interests of the Company as a whole to adjourn the meetings scheduled for 23 February 2004.

Accordingly, the Chairman of the Company has received directions from the Court to adjourn the Court Meeting until further notice. The Company also intends to adjourn the Extraordinary General Meeting on the same basis. Not less than 14 days notice will be given of any reconvened meetings.

A further announcement will be made once the position is clearer.

Enquiries

Lazard Tel: 020 7187 2000

(Financial adviser to the Independent Committee of Canary Wharf)

William Rucker

Maxwell James

Cazenove Tel: 020 7588 2828

(Financial adviser to the Independent Committee of Canary Wharf and joint broker to Canary Wharf)

Duncan Hunter

Richard Cotton

Credit Suisse First Boston Tel: 020 7888 8888

(Joint broker to Canary Wharf)

George Maddison

Richard Crawley

Brunswick Tel: 020 7404 5959

(Public relations adviser to Canary Wharf)

James Bradley

Fiona Laffan

Lazard & Co., Limited ("Lazard") is acting for the Independent Committee of Canary Wharf and no one else in connection with offers for Canary Wharf and will not be responsible to anyone other than the Independent Committee of Canary Wharf for providing the protections afforded to clients of Lazard nor for providing advice in connection with offers for Canary Wharf.

Cazenove & Co. Ltd ("Cazenove") is acting for the Independent Committee of Canary Wharf and no one else in connection with offers for Canary Wharf and will not be responsible to anyone other than the Independent Committee of Canary Wharf for providing the protections afforded to clients of Cazenove nor for providing advice in connection with offers for Canary Wharf.

Credit Suisse First Boston ("CSFB") is acting for the Independent Committee of Canary Wharf and no one else in connection with offers for Canary Wharf and will not be responsible to anyone other than the Independent Committee of Canary Wharf for providing the protections afforded to clients of CSFB nor for providing advice in connection with offers for Canary Wharf.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Copyright © 2004 AFX
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RNS Number:5303V
Canary Wharf Group PLC
17 February 2004

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 16 February 2004 pursuant to Sections 198-202 of the Companies Act 1985, Canary Wharf Group plc ('the Company') was notified that Deutsche Bank AG and its subsidiary companies no longer had a notifiable material interest in the ordinary shares of the Company.

Dated:

17 February 2004

Contact for queries:

Anna Marie Holland

020 7537 5396

Company official making announcement:

Anna Marie Holland

Assistant Company Secretary

Canary Wharf Group plc

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLEAKAXFFPLEFE

Copyright © 2004 AFX
Provided by Hemscott Group Ltd
2nd floor, Finsbury Tower, 103-105 Bunhill Row, London EC1Y 8TY
Tel: +44 (0)20-7496 0055 Fax: +44 (0)20-7847 1719
http://www.hemscott.net

RNS Number:4798V
Canary Wharf Group PLC
16 February 2004

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 13 February 2004 pursuant to Section 198 of the Companies Act 1985, Canary Wharf Group plc ('the Company') was notified that, as at close of business on 10 February 2004, UBS Investment Bank ("UBS-IB") had an interest in 26,260,901 ordinary shares of the Company (representing 4.49%* of the Company's issued share capital).

It was further noted that the interests are held by UBS-IB as beneficial owner in the ordinary course of its trading activities and include 18,008,097 ordinary shares of the Company (representing 3.08%* of the Company's issued share capital) held for hedging purposes in relation to contracts for difference entered into with clients.

Note:

*As at 10 February 2004, the Company had an issued share capital of 585,008,225.

Dated:

16 February 2004

Contact for queries:

Anna Marie Holland
020 7537 5396

Company official making announcement:

Anna Marie Holland
Assistant Company Secretary
Canary Wharf Group plc

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLEAKAKFADLEFE

Copyright © 2004 AFX
Provided by Hemscott Group Ltd
2nd floor, Finsbury Tower, 103-105 Bunhill Row, London EC1Y 8TY
Tel: +44 (0)20-7496 0055 Fax: +44 (0)20-7847 1719
http://www.hemscott.net